13

08001253

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sekisui House Ltd

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

FILE NO. 82- 05729 FISCAL YEAR 1-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT: 3/14/08

Sekisui House, Ltd.

SUMMARY OF FINANCIAL STATEMENTS

February 1, 2007 – January 31, 2008

1-31-08
AR/S

Note : *This document contains forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management, and is subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors, including adverse economic conditions, adverse legislative and regulatory developments, delay in new product launches, and pricing and product initiatives of competitors*

SUMMARY OF FINANCIAL STATEMENTS for FY2007 (Consolidated)

February 1, 2007 –January 31, 2008

March 3, 2008

Name of company	**Sekisui House, Ltd.** (URL http://www.sekisuihouse.co.jp)
Stock Code	1928
Listed exchanges	Tokyo (first section), Osaka (first section), Nagoya (first section)
Representative	Isami Wada, President and CEO
Inquiries	Hidehiro Yamaguchi, Executive officer, Head of Corporate Communications Department · TEL +81 6440 3111
Date of general shareholders' meeting	April 24, 2008
Date of scheduled payment of dividends	April 25, 2008
Date of scheduled filing of securities report	April 25, 2008

1. Business Results

*Please note that numbers less than a million yen are rounded down.

1) Consolidated Business Results

	Millions of yen			
	Feb. 1, 2007 – Jan. 31, 2008		Feb. 1, 2006 – Jan. 31, 2007	
		Change %		Change %
Net sales	1,597,807	0.1	1,596,183	6.3
Operating income	109,727	(1.7)	111,570	39.5
Recurring income	114,086	(0.6)	114,822	40.5
Net income	60,352	(3.7)	62,663	45.6
Net income per share (yen)	87.70		89.26	
Fully diluted net income per share (yen)	87.68		89.25	
Return on equity (%)	7.7%		8.4%	
Recurring income margin (%)	8.7%		9.7%	
Operating profit margin (%)	6.9%		7.0%	

Gain (loss) from investments in subsidiaries and affiliates accounted for by the equity method:
As of Jan. 31, 2008 224 million yen As of Jan. 31, 2007 298 million yen

2) Consolidated Financial Position

	Millions of yen	
	Feb. 1, 2007 – Jan. 31, 2008	Feb. 1, 2006 – Jan. 31, 2007
Total assets	1,349,441	1,278,770
Net assets	770,963	798,302
Equity ratio (%)	57.1%	62.4%
Net assets per share (yen)	1,139.63	1,125.75

Equity:
As of Jan. 31, 2008 770,604 million yen As of Jan. 31, 2007 798,044 million yen

3) Consolidated Cash Flows

	Millions of yen	
	Feb. 1, 2007 – Jan. 31, 2008	Feb. 1, 2006– Jan. 31, 2007
Net cash provided by operating activities	(175,279)	76,953
Net cash used in investing activities	(59,900)	(13,243)
Net cash used in financing activities	65,917	70,622
Cash and cash equivalents at end of period	60,236	229,498

2. Dividends information

Standard date	Dividends per share (yen)			Total dividends (annual) (Millions of yen)	Dividend payout ratio (Consolidated)	Dividends on Equity (Consolidated)
	First half	Second-half	Full-year			
Fiscal 2006	10.00	12.00	22.00	15,600	24.6%	2.0%
Fiscal 2007	12.00	12.00	24.00	16,233	27.4%	2.1%
Fiscal 2008 (F)	12.00	12.00	24.00		29.0%	

3. Consolidated Results Forecast for the Year Ending January 31, 2009

	Net sales		Operating income		Recurring income		Net income		Net income per share
	Million of yen	%	*Million of yen*	%	*Million of yen*	%	*Million of yen*	%	*yen*
Interim	820,000	2.9	57,500	23.6	58,000	17.6	30,000	4.7	44.37
Full year	1,660,000	3.9	104,000	(5.2)	105,000	(8.0)	56,000	(7.2)	82.82

4. Others

1) Changes of reporting entities (Change in condition of significant consolidated subsidiaries): None

2) Change of significant accounting policies for consolidated financial statements

1. Change caused by revision of accounting standard: Yes
2. Others: Yes

See page 26, "Changes of significant Accounting Policies", for further information.

3) Number of outstanding shares (ordinary shares)

1. Number of outstanding shares (including treasury stock) at :

end of Jan. 2008: 709,385,078 shares   end of Jan. 2007: 709,385,078 shares

2. Number of treasury stock at :

end of Jan. 2008: 33,196,226 shares   end of Jan. 2007: 484,974 shares

See page 34, "Consolidated per share information", for number of shares for calculation of net income per share.

(Reference) Summary of non-consolidated financial results

1) Non-consolidated Business Results

	Millions of yen			
	Feb. 1, 2007 – Jan. 31, 2008		Feb. 1, 2006 – Jan. 31, 2007	
		Change %		Change %
Net sales	1,195,245	(1.8)	1,216,901	6.2
Operating income	86,745	(1.1)	87,678	46.5
Recurring income	92,982	0.3	92,720	46.8
Net income	50,179	(3.1)	51,781	56.9
Net income per share (yen)	72.90		73.75	
Fully diluted net income per share (yen)	72.89		73.74	

2) Non-consolidated Financial Position

	Millions of yen	
	Feb. 1, 2007 – Jan. 31, 2008	Feb. 1, 2006 – Jan. 31, 2007
Total assets	1,238,622	1,173,431
Net assets	699,339	736,790
Equity ratio (%)	56.5%	62.8%
Net assets per share (yen)	1,033.87	1,039.16

Equity :

As of Jan. 31, 2008 699,272 million yen   As of Jan. 31, 2007 736,790 million yen

2. Non-consolidated Results Forecast for the Year Ending January 31, 2009

	Net sales		Operating income		Recurring income		Net income		Net income per share
	Million of yen	%	*Million of yen*	%	*Million of yen*	%	*Million of yen*	%	*yen*
Interim	610,000	2.9	45,000	34.9	48,000	24.5	26,000	10.7	38.44
Full year	1,230,000	2.9	79,000	(8.9)	82,000	(11.8)	45,500	(9.3)	67.27

Appendix 1: Results Summary

Results summary for the year ending January 31, 2008

Millions of yen

Consolidated	Feb. 1, 2006 – Jan. 31, 2007	Forecast (as of Nov. 30)	Feb.1, 2007 – Jan. 31, 2008	YOY (%)	Forecast for FY2008	YOY (%)
Net sales	1,596,183	1,620,000	1,597,807	0.1	1,660,000	3.9
Gross profit	328,188	-	328,564	0.1	333,300	1.4
SG&A expenses	216,617	-	218,836	1.0	229,300	4.8
Operating income	111,570	112,000	109,727	(1.7)	104,000	(5.2)
Recurring income	114,822	115,000	114,086	(0.6)	105,000	(8.0)
Extraordinary income	477	-	175	(63.3)	-	-
Extraordinary loss	3,888	-	4,830	24.2	1,100	(77.2)
Net income	62,663	63,000	60,352	(3.7)	56,000	(7.2)
Total orders	1,610,859	-	1,577,087	(2.1)	1,688,000	7.0
Accumulated orders	565,135	-	544,416	(3.7)	572,416	5.1

Millions of yen

Non-consolidated	Feb. 1, 2006 – Jan. 31, 2007	Forecast (as of Nov. 30)	Feb.1, 2007 – Jan. 31, 2008	YOY (%)	Forecast for FY2008	YOY (%)
Net sales	1,216,901	1,210,000	1,195,245	(1.8)	1,230,000	2.9
Gross profit	260,911	-	260,544	(0.1)	259,000	(0.6)
SG&A expenses	173,233	-	173,799	0.3	180,000	3.6
Operating income	87,678	87,700	86,745	(1.1)	79,000	(8.9)
Recurring income	92,720	93,000	92,982	0.3	82,000	(11.8)
Extraordinary income	477	-	175	(63.3)	-	-
Extraordinary loss	3,748	-	4,641	23.8	1,000	(78.5)
Net income	51,781	51,500	50,179	(3.1)	45,500	(9.3)
Total orders	1,228,735	-	1,189,159	(3.2)	1,257,000	5.7
Accumulated orders	555,040	-	548,953	(1.1)	575,953	4.9

Key management indicators

Consolidated	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal 2006	Fiscal 2007
Net income per share (yen)	53.30	33.80	62.94	89.26	87.70
Net assets per share (yen)	959.96	979.40	1,028.46	1,125.75	1,139.63
Operating profit margin	6.06%	5.58%	5.33%	6.99%	6.87%
ROE	5.75%	3.55%	6.36%	8.45%	7.69%
ROA *1	6.79%	6.84%	7.34%	9.61%	8.56%

Millions of yen

R & D expenditures	5,259	5,793	6,190	6,114	6,299
Capital expenditure (Consolidated)	16,695	36,225	46,817	26,691	54,413
Capital expenditure (Non-consolidated)	9,374	27,488	42,264	21,164	43,534
Depreciation expense (Consolidated)	11,298	11,553	11,117	12,231	14,157
Depreciation expense (Non-consolidated)	9,362	9,424	8,557	9,650	11,368

Housing construction share	5.0%	4.7%	4.6%	4.4%	5.4%
Referred order ratio*2	53.8%	49.4%	44.7%	44.8%	47.2%
Average detached house price (1,000 yen)	29,697	29,336	29,875	30,375	31,058
Occupancy rate of subleasing units	95.0%	94.9%	95.0%	95.0%	95.5%
Display home locations (end of period)	561	551	575	560	550

*1 ROA: Return on Assets = (Operating income + interest received)/ Total assets
*2 Referred orders / Total orders

Appendix 2-1: Segment Breakdown

Consolidated

1. Orders

Millions of yen

	Fiscal 2006	Fiscal 2007	YOY(%)	Fiscal 2008 (F)	YOY(%)
Built to Order Housing	705,462	697,963	(1.1)	729,000	4.4
Real Estate for Sale	442,058	387,233	(12.4)	434,000	12.1
Real Estate for Leasing	310,211	334,530	7.8	362,000	8.2
Other Business	153,127	157,360	2.8	163,000	3.6
Consolidated	1,610,859	1,577,087	(2.1)	1,688,000	7.0

2. Accumulated Orders

Millions of yen

	Fiscal 2006	Fiscal 2007	YOY(%)	Fiscal 2008 (F)	YOY(%)
Built to Order Housing	359,210	352,666	(1.8)	366,666	4.0
Real Estate for Sale	104,578	88,728	(15.2)	97,728	10.1
Real Estate for Leasing	-	-	-	-	-
Other Business	101,346	103,020	1.7	108,020	4.9
Consolidated	565,135	544,416	(3.7)	572,416	5.1

3. Sales

	Fiscal 2006		Fiscal 2007		YOY(%)	Fiscal 2008 (F)		YOY(%)
	Millions of yen	OPM(%)	*Millions of yen*	OPM(%)		*Millions of yen*	OPM(%)	
Built to Order Housing	717,677	11.0	704,506	10.3	(1.8)	715,000	10.1	1.5
Real Estate for Sale	421,019	12.6	403,083	14.3	(4.3)	425,000	12.6	5.4
Real Estate for Leasing	310,211	4.5	334,530	4.5	7.8	362,000	4.3	8.2
Other Business	147,274	2.4	155,686	2.4	5.7	158,000	2.3	1.5
Consolidated	1,596,183	7.0	1,597,807	6.9	0.1	1,660,000	6.3	3.9

Appendix 2-2: Segment Breakdown

Non-consolidated

Note: On the non-consolidated financial statements, a breakdown into "Construction" and "Real Estate" is reported, however, to show how these figures relate to by-segment statements on the consolidated accounts, figures accounted for on the same basis as the consolidated figures are given here for reference.

1. Orders

Millions of yen

	Fiscal 2006		Fiscal 2007		YOY(%)	Fiscal 2008 (F)		YOY(%)
	Buildings	Amount	Buildings	Amount		Buildings	Amount	
Built to Order Housing								
Steel frame	11,661	365,497	10,681	345,266	(5.5)	11,600	362,000	4.8
Wood frame	3,117	100,694	2,916	95,043	(5.6)	3,100	99,000	4.2
Subtotal	14,778	466,191	13,597	440,310	(5.6)	14,700	461,000	4.7
Low rise apartments	5,859	240,646	6,025	263,197	9.4	6,700	273,000	3.7
Subtotal	20,637	706,838	19,622	703,507	(0.5)	21,400	734,000	4.3
Real Estate for Sale								
Steel frame	4,571	128,909	3,783	107,257	(16.8)	4,250	120,000	11.9
Wood frame	786	23,955	626	18,207	(24.0)	700	21,000	15.3
Subtotal	5,357	152,864	4,409	125,466	(17.9)	4,950	141,000	12.4
Land		101,717		88,110	(13.4)		97,000	10.1
Subtotal	5,357	254,582	4,409	213,576	(16.1)	4,950	238,000	11.4
Condominiums		48,180		45,785	(5.0)		55,000	20.1
Land		35,664		34,769	(2.5)		44,000	26.5
Subtotal		83,845		80,554	(3.9)		99,000	22.9
Urban redevelopment		74,069		75,313	1.7		74,000	(1.7)
Subtotal	5,357	412,496	4,409	369,444	(10.4)	4,950	411,000	11.2
Real Estate for Leasing		8,012		9,181	14.6		9,450	2.9
Other Business								
RC contracts	235	44,969	123	49,982	11.1	180	47,000	(6.0)
Exteriors		51,015		51,914	1.8		51,000	(1.8)
Other		5,402		5,129	(5.1)		4,550	(11.3)
Subtotal	235	101,387	123	107,026	5.6	180	102,550	(4.2)
Total	26,229	1,228,735	24,154	1,189,159	(3.2)	26,530	1,257,000	5.7

2. Accumulated Orders

Millions of yen

	Fiscal 2006		Fiscal 2007		YOY(%)	Fiscal 2008 (F)		YOY(%)
	Buildings	Amount	Buildings	Amount		Buildings	Amount	
Built to Order Housing								
Steel frame	5,279	172,009	4,879	167,472	(2.6)	5,079	175,472	4.8
Wood frame	1,499	50,414	1,480	49,951	(0.9)	1,640	52,951	6.0
Subtotal	6,778	222,423	6,359	217,423	(2.2)	6,719	228,423	5.1
Low rise apartments	3,347	138,274	3,050	138,735	0.3	3,100	141,735	2.2
Subtotal	10,125	360,698	9,409	356,158	(1.3)	9,819	370,158	3.9
Real Estate for Sale								
Steel frame	1,135	31,069	769	22,527	(27.5)	819	24,027	6.7
Wood frame	194	6,060	176	5,182	(14.5)	206	6,682	28.9
Subtotal	1,329	37,129	945	27,709	(25.4)	1,025	30,709	10.8
Land		10,260		10,463	2.0		12,463	19.1
Subtotal	1,329	47,389	945	38,173	(19.4)	1,025	43,173	13.1
Condominiums		26,749		27,051	1.1		29,051	7.4
Land		19,748		21,069	6.7		23,069	9.5
Subtotal		46,497		48,120	3.5		52,120	8.3
Urban redevelopment		-		-	-		-	-
Subtotal	1,329	93,887	945	86,293	(8.1)	1,025	95,293	10.4
Real Estate for Leasing								
Other Business								
RC contracts	417	72,115	374	77,075	6.9	394	80,075	3.9
Exteriors		28,141		29,329	4.2		30,329	3.4
Other		198		96	(51.2)		96	0.0
Subtotal	417	100,454	374	106,501	6.0	394	110,501	3.8
Total	11,871	555,040	10,728	548,953	(1.1)	11,238	575,953	4.9

3. Sales

Millions of yen

	Fiscal 2006 Units	Fiscal 2006 Buildings	Fiscal 2006 Amount	Fiscal 2007 Units	Fiscal 2007 Buildings	Fiscal 2007 Amount	YOY(%)	Fiscal 2008 (F) Units	Fiscal 2008 (F) Buildings	Fiscal 2008 (F) Amount	YOY(%)
Built to Order Housing											
Steel frame	12,115	12,089	373,128	11,151	11,081	349,803	(6.3)	11,400	11,400	354,000	1.2
Wood frame	3,122	3,110	100,586	2,944	2,935	95,506	(5.1)	2,940	2,940	96,000	0.5
Subtotal	15,237	15,199	473,715	14,095	14,016	445,310	(6.0)	14,340	14,340	450,000	1.1
Low rise apartments	31,309	6,147	244,975	32,850	6,322	262,736	7.3	34,000	6,650	270,000	2.8
Subtotal	46,546	21,346	718,691	46,945	20,338	708,047	(1.5)	48,340	20,990	720,000	1.7
Real Estate for Sale											
Steel frame	4,839	4,649	129,880	4,267	4,149	115,800	(10.8)	4,200	4,200	118,500	2.3
Wood frame	834	834	25,016	644	644	19,085	(23.7)	670	670	19,500	2.2
Subtotal	5,673	5,483	154,897	4,911	4,793	134,885	(12.9)	4,870	4,870	138,000	2.3
Land			102,545			87,906	(14.3)			95,000	8.1
Subtotal	5,673	5,483	257,442	4,911	4,793	222,792	(13.5)	4,870	4,870	233,000	4.6
Condominiums	1,969	28	35,855	2,079	26	45,483	26.9	2,220	21	53,000	16.5
Land			24,090			33,447	38.8			42,000	25.6
Subtotal	1,969	28	59,946	2,079	26	78,930	31.7	2,220	21	95,000	20.4
Urban redevelopment			79,289			75,313	(5.0)			74,000	(1.7)
Subtotal	7,642	5,511	396,678	6,990	4,819	377,037	(5.0)	7,090	4,891	402,000	6.6
Real Estate for Leasing			8,012			9,181	14.6			9,450	2.9
Other Business											
RC contracts	2,390	154	37,755	3,227	166	45,022	19.2	3,200	160	44,000	(2.3)
Exteriors			50,423			50,726	0.6			50,000	(1.4)
Other			5,340			5,231	(2.0)			4,550	(13.0)
Subtotal	2,390	154	93,519	3,227	166	100,980	8.0	3,200	160	98,550	(2.4)
Total	56,578	27,011	1,216,901	57,162	25,323	1,195,245	(1.8)	58,630	26,041	1,230,000	2.9

Appendix 3: Summary of Subsidiaries and Affiliates *year ended Jan.2008*

(Upper) This term
(Lower) Previous term

Millions of yen

	Sales	GPM	SG&A	Operating income	Recurring income	Extraordinary income	Extraordinary loss	Net income	Total assets	Net assets	*1 Interest-bearing debt
Sekisui House	**1,195,245**	**260,544**	**173,799**	**86,745**	**92,982**	**175**	**4,641**	**50,179**	**1,238,622**	**699,339**	**159,976**
	1,216,901	260,911	173,233	87,678	92,720	477	3,748	51,781	1,173,431	736,790	20,000
Sekiwa Real Estate (Consolidated)	**126,045**	**17,185**	**10,871**	**6,314**	**6,397**	**130**	**165**	**3,367**	**54,353**	**22,773**	**-**
	120,500	16,237	10,515	5,722	5,780	130	1	3,307	49,501	19,830	-
Sekiwa Real Estate Tohoku	**21,772**	**2,442**	**1,420**	**1,022**	**1,048**	**-**	**6**	**613**	**10,316**	**3,280**	**-**
	20,280	2,374	1,395	978	996	-	0	582	9,863	2,726	-
Sekiwa Real Estate Chubu (Consolidated)	**94,356**	**11,422**	**7,314**	**4,107**	**4,117**	**-**	**9**	**2,183**	**34,176**	**13,769**	**-**
	88,716	10,046	6,524	3,522	3,543	-	67	1,987	32,601	11,876	-
Sekiwa Real Estate Kansai (Consolidated)	**63,910**	**8,325**	**5,370**	**2,955**	**3,022**	**12**	**4**	**1,635**	**37,226**	**24,377**	**-**
	57,182	8,179	5,422	2,756	2,774	175	2	1,662	35,834	23,214	-
Sekiwa Real Estate Chugoku	**21,368**	**3,703**	**2,396**	**1,307**	**1,349**	**0**	**39**	**739**	**12,924**	**4,696**	**-**
	19,308	3,583	2,314	1,269	1,288	0	74	688	11,909	4,108	-
Sekiwa Real Estate Kyushu	**22,792**	**2,276**	**1,775**	**500**	**491**	**18**	**43**	**254**	**6,349**	**1,958**	**-**
	20,569	2,175	1,709	465	446	-	36	191	5,829	1,755	-
Sekiwa Real Estate Sapporo	**1,890**	**23**	**57**	**(33)**	**(32)**	**0**	**0**	**(37)**	**445**	**43**	**-**
	1,760	99	50	48	48	-	–	29	487	81	-
KRM	**11,459**	**1,262**	**710**	**551**	**556**	**-**	**3**	**315**	**4,151**	**1,216**	**-**
	11,255	1,249	700	548	548	-	31	294	3,730	927	-
Sekiwa Real Estate Subtotal	**363,596**	**46,642**	**29,916**	**16,725**	**16,949**	**161**	**273**	**9,071**	**159,942**	**72,115**	**-**
	339,573	43,945	28,632	15,312	15,426	306	214	8,744	149,759	64,522	-
60 Sekiwa Construction companies and others	**231,883**	**12,853**	**7,596**	**5,257**	**5,891**	**12**	**30**	**3,262**	**60,810**	**32,514**	**-**
	242,062	14,562	7,960	6,601	6,943	263	44	4,014	61,380	30,495	-
Sekisui House Remodeling	**46,250**	**10,826**	**9,385**	**1,441**	**1,716**	**-**	**1**	**894**	**9,647**	**3,517**	**-**
	43,980	10,124	8,669	1,455	1,703	-	0	893	8,340	2,652	-
Nishinomiya Marina City *2	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	-	-	0	(0)	(0)	13,541	-	13,541	-	-	-
SGM Operation	**2,878**	**193**	**177**	**15**	**1**	**-**	**0**	**(5)**	**2,392**	**1,357**	**-**
	2,937	273	222	50	38	2	2	16	2,419	1,362	-
Sekisui House Umeda Operation	**7,739**	**1,833**	**1,559**	**273**	**276**	**0**	**0**	**155**	**2,965**	**800**	**-**
	7,932	1,865	1,515	350	343	12	222	78	2,940	683	-
5 Other Companies	**4,282**	**37**	**540**	**(503)**	**(471)**	**41**	**31**	**(496)**	**3,338**	**667**	**441**
	3,419	495	515	(19)	52	12	14	(16)	4,908	2,928	49
Gross	**1,851,876**	**332,931**	**222,976**	**109,954**	**117,346**	**391**	**4,979**	**63,061**	**1,477,720**	**810,311**	**160,417**
	1,856,808	332,179	220,749	111,430	117,228	14,615	4,247	79,054	1,403,181	839,434	20,049
Eliminations and others	**(254,069)**	**(4,367)**	**(4,140)**	**(226)**	*3 **(3,259)**	**(215)**	**(149)**	**(2,709)**	**(128,278)**	**(39,347)**	**-**
	(260,625)	(3,991)	(4,131)	140	(2,406)	(14,138)	(359)	(16,391)	(124,411)	(41,131)	-
Consolidated	**1,597,807**	**328,564**	**218,836**	**109,727**	**114,086**	**175**	**4,830**	**60,352**	**1,349,441**	**770,963**	**160,417**
	1,596,183	328,188	216,617	111,570	114,822	477	3,888	62,663	1,278,770	798,302	20,049
Consolidated / Non-Consolidated	**1.34**	**1.26**	**1.26**	**1.26**	**1.23**	**1.00**	**1.04**	**1.20**	**1.09**	**1.10**	**1.00**
	1.31	1.26	1.25	1.27	1.24	1.00	1.04	1.21	1.09	1.08	1.00

*1 The amount of debt within the Group are excluded from that of interest-bearing debt.

*2 The liquidation process of the company was completed in last fiscal year ended on January 31, 2007.

*3 224 million yen, income from investments in subsidiaries and affiliates for by the equity method, is included.

1. Analysis of Business Results

a. Review of Business Performance

During the fiscal year ended January 31, 2008, the Japanese economy registered a mild recovery at the outset as companies increased their capital expenditures on the back of brisk performance, and private consumption made a recovery thanks to an improved employment environment. Nevertheless, continuously high raw materials prices and the subsequent turbulence in global financial markets which was triggered by the sub-prime mortgage crisis in the United States have had a significant impact on crude oil and other commodity prices, leaving the future economic outlook uncertain.

In the housing market, prices of built-for-sale housing including condominiums rose as the percentage decrease in land prices shrunk across the country and land prices began to increase in metropolitan areas. Also, now that demand from the second baby boomer generation has run its course and uncertainties over the economy have grown, the market outlook has become bleak. In addition, confusion over and a resultant delay in the building-confirmation application procedure following the enforcement of the amended Building Standards Law resulted in a sharp decline in new housing starts in July and thereafter, which has exerted a far-reaching impact on the economy. Meanwhile, the sub-prime mortgage crisis delivered a major blow to the Japanese stock market, and erosion of the value of mutual fund and other financial assets in Japan became a major factor in diminishing incentives for housing investment. The above being the case, the housing sector as a whole was slow.

Against this backdrop, we put onto the market new lines that we expect to become our future mainstays and took a series of actions designed to reinforce Built to Order Housing Business, while at the same time investing proactively in a new urban redevelopment project.

Sekisui House, Ltd. and its Group companies (the Group) has made a full-fledged launch of a project aimed at facilitating the distribution of secondary housing, in which we repurchase detached housing and *Sha-Maison* low-rise apartments of our own development and drastically remodel them for resale along with our warranty since March 2007. We hope that this new initiative will help to accelerate the country's switchover to become a recycling society.

Out of our concern for environmental issues, we have expanded the scope of our "zero emission" initiatives, which have already been achieved at our manufacturing factories and new construction sites, to the remodeling business. In more concrete terms, in October we became the first in the industry to bring down waste generated from remodeling sites across the nation to virtually zero by way of authorized waste disposal across administrative boundaries. As a part of our "*Gohon no ki*" gardening concept, in which we plant trees of original species and native varieties suited to regional climates after the model of *satoyama* natural woodlands, which has helped to foster the rich natural environment in Japan, we set up a "*Gohon no ki - Bird Field Guide*" mobile phone website, in the hopes of working hand in hand with our customers to maintain ecosystems and the natural environment of their community.

b. Review by each business segment

Built to Order Housing Business

In the detached house business, we introduced to the market the seismic damping *Be Ecord* and *IS Order* lines, which come equipped with *SHEQAS* (the Sekisui House Earth Quake Absorbed System) and *TAFCLEAR* (Toughness,

Anti-stain, Facing + Clear) painting, completing our full lineup of "earthquake-resistant," "seismic damping," and "base isolated structure" steel-frame detached houses.
In an attempt to expand sales of our *Sha-Wood* wood-framed lines, we added *Yukari*, featuring enhanced Japanese elegance, to our Japanese-style lines, which are currently experiencing a growing demand.
This *Yukari* received the Good Design Award 2007 in the Architecture and Environment Design Category.

In response to the demand for low-rise apartments which is becoming increasingly individual and diverse, we launched *Villace* and *Curavie*, our new offerings that incorporate our know-how in detached housing and whose stately appearance matches with the surrounding landscape, in a bid to enhance our marketing strength.

Real Estate for Sale Business

Built for Sale Housing Business

In our Built for Sale Housing Business, we remained active in purchasing land for sale in order to promote sales of quality housing complexes with high added values, such as safety/disaster-mitigation features. We also organized the sales promotion event *Machinami Sankan-bi* (visits to existing subdivisions with superior living environments) throughout the country in a bid to expand our sales share.

In order to ensure that our urban development projects live up to the ideas laid out in our "*Declaration of Sustainability*" and that we fulfill our responsibility for future generations, we established the "Urban Development Charter". Towards the goal of creating a community that grows and matures with its residents, rather than simply providing shelters, we are embracing the concept of "beauty that blooms with time" – the longer you live in a community, the greater the beauty it takes on and the value its residents attach to it.

In recognition of our efforts to "develop communities sustainable into the future," we received the Minister of the Environment's FY2007 Commendation for Global Warming Prevention Activity.

Condominiums Business

In the Condominiums business, we offered high-value-added lines both in terms of their facilities and surroundings, by launching *GM Higashi-Totsuka*, which incorporates the Japan Meteorological Agency's Earthquake Warning system (one of the largest in the country), and *GM Kichijoji Court*, a triplex terrace house spread out over three floors and by developing attractive neighborhoods for our condominiums that blend into the surrounding landscape through the use of our extensive know-how amassed in the detached housing business. Going forward, we will continue to devote our resources to metropolitan and other areas where the demand for high-value-added condominiums is high, while enhancing our brand value even further.

Urban Redevelopment Business

The sales of our retained interest in Akasaka Garden City office building and part of our stake in Tokyo Mid-town contributed greatly to the performance of the period under review.
As shown by the recent decision concerning *Gotenyama Project*, a large-scale urban redevelopment project in Tokyo, we will continue making aggressive investments in this business carry out projects based on our time-honored philosophy on urban development.

Real Estate for Leasing Business

With maximizing synergies within the Sekisui House Group through a tighter alliance with Sekiwa Real Estate companies, management of leasing properties, such as block leasing, performed well. We also made aggressive efforts in ensuring orders for block leasing and management of leasing properties, while at the same time offering services that allow customers to search properties that match their lifestyle, for example, rental housing where tenants are allowed to keep a pet, thus increasing the satisfaction of both owners and residents. We also worked on creating quality stock by sustaining a high occupancy rate and extensive involvement in the maintenance of properties, directing the Group's entire energies to the strengthening of our proposal capacity.

Other Businesses

For the remodeling business, we reached out to owners of our existing stock built by the company. Our proposals range from space design, namely, the alteration of room arrangements according to their current lifestyle, to remodeling them into environmentally-friendly, energy-efficient housing, by way of promoting the spread of high performance sashes and installing high-efficiency water heaters and solar power generation systems.

For the exterior business, we promoted the creation of a rich natural environment that achieves harmony between humankind and nature, and provides an ecological link with surrounding woods and woodlot by planting trees of the original species and native varieties of the region in accordance with our *"Gohon no ki"* gardening concept.

For the business results for this fiscal year, consolidated orders totaled 1,577,087 million yen, a decrease of 2.1% year-on-year, and non-consolidated orders by 3.2% down to 1,189,159 million yen.

Consolidated net sales increased by 0.1% to 1,597,807 million yen. Consolidated operating income decreased by 1.7% to 109,727 million yen, consolidated recurring income by 0.6% to 114,086 million yen, and consolidated net income by 3.7% to 60,352 million yen.

The Company carried out share buyback of 2.5 million shares in March and 30 million shares in June 2007 and plans to cancel these repurchased treasury stock.

c. Outlook

Although the Japanese economy is expected to remain firm, weak private consumption growth and the lingering effects of the sub-prime mortgage crisis warrant no optimism concerning the economy's prospects. Against this backdrop, we will remain aggressive in our marketing efforts so that we can achieve our growth strategies.

We aim to expand our sales share by developing proactive marketing policies with a focus on the three new offerings that we have launched this fiscal year in the areas of steel-frame and wood-frame detached housing and rental housing, while also putting more efforts into the promotional events of *Sumai no Sankan-bi* (visits to existing housing built by the company) and *Machinami Sankan-bi*. In addition, we will remain an active investor in blue-chip properties in a bid to strengthen our real estate sales.

Our forecasts for consolidated results for fiscal 2008 are as follow: net sales of 1,660 billion yen (up 3.9% year-on-year), operating income of 104 billion yen (down 5.2%), recurring income of 105 billion yen (down 8.0%), and net income of 56 billion yen (down 7.2%).

2. Analysis on financial position

Consolidated total assets increased by 70,671 million yen, primarily owing to the increase in inventories as a result of the purchase of land for sale and other proactive investments in future sales opportunities, the increase in commercial paper issued in order to meet resultant high capital requirements, and the decrease in shareholders' equity following the acquisition of own shares.

Conditions regarding cash flows are as follow.

Operating cash flow decreased by 175,279 million yen, owing primarily to increase in inventories, etc.
Cash flow from investing activities declined by 59.9 billion yen. This was due primarily to an increase in tangible fixed assets as a result of obtaining leasing properties, as well as an increase in investment in securities from purchasing of operating bonds.
Cash flow from financing activities increased by 65,917 million yen. This was mainly owing to dividend increase and share buyback as profit distribution to shareholders, while issuing unsecured straight bonds in order to meet high capital requirements.

As a result, cash and cash equivalents at the end of the period decreased by 169,262 million yen compared to the end of the previous fiscal year to 60,236 million yen.

(Reference) Trend in cash flow pertinent indicators

	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal 2006	Fiscal 2007
Equity ratio (%)	56.6	58.5	62.4	62.4	57.1
Equity ratio based on market price (%)	61.2	71.6	110.9	93.8	59.1
Debt service coverage ratio (years)	0.7	0.8	-	0.3	-
Interest coverage ratio (times)	61.8	70.9	-	732.9	-

(Note) Equity ratio = Equity / total assets

Equity ratio based on market price = market capitalization / total assets

Ratio of cash flow to interest-bearing debt = interest-bearing debt / cash flow

Interest coverage ratio = operating cash flow / interest paid

1. All indicators are calculated from consolidated financial data.
2. Market capitalization = share price at end of period × number of shares outstanding (exclusive treasury stock)
3. Cash flow from operating activities is used for calculation.
4. Interest-bearing debts include all debts subject to interest payments within the liabilities shown on the consolidated balance sheet.

3. Basic policy on profit distribution, dividend for the current and next fiscal years

Having set 24 yen per share as a stable annual dividend to our shareholders, we will take into consideration the overall condition and profitability of the Company, as well as the capital requirements for expansion and, in time, aim for increased dividend payments with an eventual dividend payout ratio target of 30% or higher.
The Company will implement measures to improve asset efficiency, including disposal of treasury stocks, and will make every effort to increase shareholder returns.

The Company has introduced a new special benefit to shareholders, that the company presents "Uonuma-grown *Koshihikari*" top-grade brand-name rice to its shareholders, in addition to the current shareholder special point system. We aim the addition of new shareholder complimentary gift system will further increase the attractiveness of the Company's shares, thus serving as an encouragement for shareholder to hold the Company's shares over a long period of time.

4. Risk factors

This section contains an overview of the major business-related risks and other risks facing Sekisui House, Ltd. and its Group companies (the Group) that could have material bearing on the decisions of investors. These risks include potential risks for the future, which the Group deems to be risks as of the day when these financial statements are issued (March 3, 2008).

(1) Changes in operating environments

Since the Group's main area of business is housing, its business is vulnerable to trends in private consumption, interest rates, land prices, the government's housing-related policies and taxation system, fluctuations in rents caused by these trends, and trends in local economies. Changes in these operating environments could have a negative impact on the Group's business performance.

(2) Natural disasters, etc.

A major natural disaster can incur a large amount of costs for the Group, including those for initial response and subsequent support activities such as inspection and emergency measures for customers' buildings, as well as those for the repair of damaged equipment and facilities of the Group. Such an occurrence could have a negative impact on the Group's business performance.

(3) Price rise of raw and other materials

A sharp price hike in steel and timber (the Group's main structural elements), as well as fluctuations in oil prices and foreign exchange, can lead to a rise in the purchasing prices of raw and other materials. Such an occurrence could have a negative impact on the Group's business performance.

(4) Assets held by the Group

Securities, real Estate for sales, fixed assets, and other assets held by the Group can suffer impairment or loss from revaluation due to a decline in market value, etc. Such an occurrence could have a negative impact on the Group's business performance and financial position.

(5) Quality control

The Group makes its best effort to assure the quality of its products and services. Should the Group be held liable for defect warranty to a degree beyond expectation, however, the Group may incur a large amount of expenses and suffer the major degradation of its reputation. Such an occurrence could have a negative impact on the Group's business performance.

(6) General legal and regulatory risks

The Group secures the appropriate business permits and licenses under the Building Lots and Buildings Transaction Business Law, Construction Industry Law, Architect Law, and other applicable laws in Japan, and operates in conformity with the laws and regulations related to land transaction, labor relations, environmental management, and other business undertakings. In the event that these laws and regulations should be revised or repealed, new legal regulations be established, or the Group infringe upon laws or regulations, the Group's business performance could be negatively affected.

(7) Protection of privacy

Because of the nature of its business, the Group handles a large volume of customer data. The Group makes extra efforts to protect such personal information. Leakage, etc. of such personal information would significantly damage the Group's reputation and credit, and thus could have a negative impact on the Group's business performance.

(8) Pension liabilities

The amount of the Group's employee retirement costs and obligations is calculated based on assumptions used in the relevant actuarial calculations, such as the discount rate, and the assumed rates of return on pension assets. In the event of any revisions to these actuarial assumptions, or in case estimates based on the assumed rates on return should differ materially from actual results, the Group's business performance and its financial position could be negatively affected.

(9) Computer viruses

In order to perform its operations efficiently, the Group makes aggressive use of information technology. The unforeseeable occurrence of computer viruses could have a negative impact on the Group's business performance.

(10) Preventive measures against takeover bids

We do not deny third parties' acquisition of our stock as a part of sound economic activities and the subsequent transfer of controlling interest resulting from the exercise of shareholders' rights.

However, we believe that it is necessary to carefully examine any purchase of our stock in a bid to acquire large interest or its offer in terms of the purchaser's business lines and plans, past investment operations, as well as the legitimacy of the purchase, so that we may determine whether the purchase or its offer will help increase our corporate value and contribute to the common interests of our existing shareholders and any and all impacts upon each of our stakeholders.

At this point in time, we are not observing any concrete cases of such a purchase or its offer, and so do not plan to draw up in advance any anti-takeover measures, which will be taken once such a purchaser is identified. Nevertheless, we will always watch the movements of our stock carefully, and, once we have identified a party who intends to acquire a large interest in the company, we will immediately take any and all actions that we deem to be most appropriate, fulfilling the natural duties entrusted to us by our shareholders and investors.

In more concrete terms, we will invite outside specialists to examine and assess the identified purchase or its offer, and negotiate with the purchaser. Should we conclude that the purchase or its offer would damage our corporate value or threaten the common interests of our existing shareholders, we will make prompt decisions as to the need of concrete preventive measures and their contents, and position ourselves to put them into action.

An Outline of The Sekisui House Group

The Sekisui House, Ltd. group consists of Sekisui House, Ltd., 82 subsidiaries, and 6 affiliates. Sekisui House group companies are involved in the contract design, construction, and letting of prefabricated houses. They also buy and sell, act as agents for, lease and manage real estate. The position of each company within the group is illustrated below. The following four sections classify each business division as they are classified in the 'Segment Information' section.

(1) Built to Order Housing Business
This division constructs steel, wood, and concrete houses and apartments. The main group companies of this division are Sekiha, Ltd., Sekiwa Construction Saitama, Ltd., Sekiwa Construction Yokohama, Ltd., and Sekiwa Construction Osaka, Ltd.

(2) Real Estate for Sale Business
This division sells houses and real estate, designs, constructs, and contracts for sale housing on estate land, conducts urban redevelopment projects and commercial buildings transactions.
The main group companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Tohoku, Ltd., Sekiwa Real Estate Sapporo, Ltd., and KRM.

(3) Real Estate for Leasing Business
This division leases and manages detached houses, apartments, condominiums, commercial buildings, shops etc.
The main group companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Tohoku, Ltd., Sekiwa Real Estate Sapporo, Ltd., and KRM.

(4) Other Business
This division is involved in the design of condominiums and commercial buildings, the construction and contract remodeling of houses, and the design and construction of landscape gardens. The main group companies of this division are Sekisui House Remodeling, Ltd., Greentechno Sekiwa, Ltd., and Landtech Sekiwa, Ltd.



Housing materials supplier
Sekiha, Ltd.*
Almetax Manufacturing Co., Ltd.**
JPF Co., Ltd.**
Housing construction and exteriors
Sekiwa Construction Saitama, Ltd.*
59 other companies
Housing publishers and advertising agency
Sumai no Toshokan Co., Ltd.*
SEA, Ltd.*
Real estate-related services
Sky Rail Service Co., Ltd.*
Rokko Island Energy Service Co., Ltd.**
and 1 other company
House Remodeling
Sekisui House Remodeling, Ltd.*
Nursing care services
Sekiwa Support Service, Ltd.*
Housing land developer
PFI Mizu to Midori no Kenko-toshi, Ltd.**
supply of materials
Sekisui House, Ltd.
Leasing of real estate
Housing Construction
Settlement
Mortgage loans
The Mortgage Corporation of Japan, Ltd.**
Buying, selling, broking, leasing, managing real estate
Sekiwa Real Estate, Ltd.* and 7 other companies
Sekiwa Kanri, Ltd.* and 5 other companies
SGM Operation Co., Ltd.* and 1 other company
Trade of real estate
Construction of commercial buildings, house remodeling
Loaning out
Payment
Housing Construction
House Remodeling
Leasing of real estate
Trade of real estate
Leasing of real estate
Customer
Real Estate for Leasing
Real Estate for Sale
Other Business
Built to Order Housing
*
Consolidated subsidiary
**
Related company, accounted for by the equity method

Major Subsidiaries and Affiliates

Name	Capital	Main business	Percentage owned	Serving directors	Transactions
(Consolidated Subsidiaries)	*Millions of yen*				
Sekiwa Real Estate, Ltd.	1,668	Real Estate for Leasing & Sale	100.0%	Director 2 Employee 1 Transfer 13	Management and brokerage of real estate
Sekiwa Real Estate Kansai, Ltd.	5,829	Same as above	100.0%	Director 3 Transfer 12	Same as above
Sekiwa Real Estate Chubu, Ltd.	1,368	Same as above	100.0%	Director 1 Employee 2 Transfer 11	Same as above
Sekiwa Real Estate Chugoku, Ltd.	379	Same as above	100.0%	Director 1 Transfer 8	Same as above
Sekiwa Real Estate Kyushu, Ltd.	263	Same as above	100.0%	Director 2 Transfer 7	Same as above
Sekiwa Real Estate Tohoku, Ltd.	200	Same as above	100.0%	Director 2 Executive 1 Transfer 5	Same as above
Sekiwa Real Estate Sapporo, Ltd.	50	Same as above	100.0%	Director 1 Employee 2 Transfer 1	Same as above
KRM	90	Same as above	100.0%	Director 2 Employee 1 Transfer 5	Same as above
Sekisui House Remodeling, Ltd.	100	Other Business	100.0%	Director 2 Transfer 11	Contract remodeling
SGM Operation Co., Ltd.	418	Real Estate for Leasing	100.0%	Director 2 Transfer 5	Consignment of real estate management and sales of housing-related equipment
Sekisui House Umeda Operation Co., Ltd.	100	Same as above	100.0%	Director 2 Employee 4	Consignment of real estate management
Sekiha, Ltd.	480	Built to Order Housing	100.0%	Director 3	Buying and selling housing materials
70 other companies					
(Companies accounted by the equity method)					
Almetax Manufacturing Co., Ltd.*1	2,160	Manufacturing and sale of housing construction materials	31.4%	Director 3	Buying and selling housing materials
JPF Co., Ltd. *1	2,550	Same as above	20.8%	-	Same as above
4 other companies					

Notes
1. The main business of each company is recorded in line with the revised business categories of Sekisui House.
2. There is no consolidated subsidiary which is classified into a designated subsidiary.
3. *1: financial report submitting companies

Management Policy

1. Basic management policy

Since the establishment of Sekisui House we have aimed to create homes and environments with individuality and warmth, as a leading producer of housing in Japan. Providing first class product quality and technical skills is essential, and we aim every day to reflect our philosophy of `love of humanity` by creating houses that bring satisfaction to our customers. In the future, through rigorous quality control we aim to continue to raise customer satisfaction and to provide full after service to our customers. Housing is characterized by a very long product life and we believe that steadily pursuing these values in our business activities creates a powerful framework of trust that is the key to long-term growth and an essential element of our business. Further our basic stance is that true management of a company is borne out of three concepts: customer satisfaction, shareholder satisfaction and employee satisfaction and we must also fulfill our obligations as a corporate citizen while considering the stability and investment required to ensure continued long term growth while making determined efforts to expand our business.

2. Business targets

In order to promote business efficiency we aim to take opportunities to strengthen our balance sheet and raise asset efficiency in each of our businesses. As a result we are targeting improvements in Return on Assets and ROE to 10%.

3. Medium and long- term business strategy

Based on a new medium-term management plan laid out in March 2008, we will aim towards sustainable growth between 5% and 10% averagely for all the business segments over the mid- and long-term, despite any changes in respective market sizes, and make aggressive investments in the real estate development business, among others.

In order to conduct various kinds of businesses both promptly and efficiently amid the rapidly changing management environment, we will investigate and pursue many possibilities, without becoming a slave to conventional management practices.

We look for consolidated net sales of 1,850 billion yen, recurring income of 125 billion yen, and net income of 70 billion yen for the year ending January 31, 2011.

4. Issues that the Company Needs to Address

With the understanding that the economy as a whole is on a track to recovery, despite uncertainties about the future economic outlook, such as weak private consumption owing in part to slow private income growth attributed to a low labor's relative share, we intend to push aggressive marketing programs in order to achieve our growth strategy. The Basic Act for Housing enacted in 2006 aims at forming safe, secure, quality housing stock and residential environments, making housing trade fair, and facilitating its distribution, thereby realizing affluent housing for the people. Being fully aware of its duty as a public organ, the Group will strive to increase the satisfaction of all three of its major stakeholders, namely, customers, employees, and shareholders, as a trusted enterprise, thereby sincerely fulfilling its responsibilities to society as a whole.

Specifically, we plan to increase the number of sales people and help them sharpen their skills in order to boost sales of detached houses and *Sha-Maison* rental housing, our top priorities. We also intend to shift more resources to our peripheral businesses including exteriors and remodeling.

With regard to the Real Estate for Sale Business, we will proceed with development projects in accordance with the Urban Development Charter, in order to create quality housing complexes with "security, safety, and comfort" and "beauty that blooms with time" as key themes, thereby increasing our earnings.

To counteract the worrying rise in prices of raw materials, we will implement thorough cost-cutting measures based on a review of our designs and construction techniques, as well as stricter process controls. We believe that these measures will improve profit margins without sacrificing our market competitiveness.

In order to promote efficient management of production equipment, we will begin intensive production of materials, along with ongoing programs for labor saving, among others.

Now that they are 100%-owned by Sekisui House and work in closer cooperation, the Sekiwa Real Estate companies intend to maximize Group synergies not only in leasing business but in every one of their undertakings, with a view toward bolstering consolidated performance. Meanwhile, we intend to improve the management efficiency and earnings of the remodeling business as we increase marketing prowess through increased employment of contract employees and reduce costs of operations.

CONSOLIDATED BALANCE SHEETS

Millions of yen

	As of Jan. 31, 2007	As of Jan. 31, 2008	Difference	%
Assets	**1,278,770**	**1,349,441**	**70,671**	**5.5**
Current assets	**899,057**	**927,463**	**28,406**	**3.2**
Cash and deposits	229,498	60,236		
Notes and accounts receivable	84,303	84,589		
Marketable securities	1,447	139		
Inventories	499,226	709,184		
Deferred income taxes	55,033	45,522		
Other current assets	31,452	29,634		
Allowance for doubtful accounts	(1,904)	(1,843)		
Fixed assets	**379,713**	**421,977**	**42,264**	**11.1**
Tangible fixed assets	**207,700**	**244,247**	**36,547**	**17.6**
Buildings and structures	96,980	112,363		
Machinery and vehicles	12,574	14,730		
Tools and equipment	6,081	6,078		
Land	88,497	105,110		
Construction in progress	3,567	5,964		
Intangible fixed assets	**7,213**	**8,356**	**1,143**	**15.8**
Industrial property	48	40		
Lease rights	2,011	2,011		
Software	4,239	5,356		
Utility rights	46	79		
Telephone subscription rights	868	868		
Investments and other assets	**164,799**	**169,373**	**4,574**	**2.8**
Investments in securities	91,651	85,798		
Long-term loans receivable	35,312	33,713		
Prepaid pension costs	-	6,917		
Deferred income taxes	1,653	4,941		
Other investments and other assets	37,790	39,486		
Less allowance for doubtful accounts	(1,608)	(1,484)		
Total Assets	**1,278,770**	**1,349,441**	**70,671**	**5.5**

Millions of yen

	As of Jan. 31, 2007	As of Jan. 31, 2008	Difference	%
Liabilities	**480,467**	**578,477**	**98,010**	**20.4**
Current liabilities	**379,040**	**379,603**	**563**	**0.1**
Notes and accounts payable	169,604	160,836		
Commercial paper	-	40,000		
Accrued income taxes	38,464	27,529		
Advances received	98,105	87,032		
Allowance for bonuses	20,241	17,030		
Allowance for bonuses to directors, executive officers and corporate auditors	839	859		
Allowance for compensation payments on completed works	2,802	2,799		
Other current liabilities	48,983	43,514		
Long-term liabilities	**101,426**	**198,873**	**97,447**	**96.1**
Straight bonds	-	59,976		
Long-term debt	20,049	60,441		
Deposits and guarantees	53,145	54,665		
Deferred tax liability	2,892	25		
Allowance for accrued retirement benefits for employees	21,703	20,107		
Allowance for retirement benefits to director, executive officers and corporate auditors	1,099	1,235		
Negative goodwill	-	47		
Consolidated adjustment account	32	-		
Other long-term liabilities	2,504	2,375		
Net assets	**798,302**	**770,963**	**(27,339)**	**(3.4)**
Shareholders' equity	773,862	759,715	(14,147)	(1.8)
Capital stock	186,554	186,554		
Capital surplus	254,133	254,126		
Retained earnings	333,837	377,564		
Treasury stock	(662)	(58,530)		
Valuation and translation adjustments	24,181	10,889	(13,292)	(55.0)
Net unrealized holding gain (loss) on securities	24,035	10,893		
Deferral hedge gains and losses	-	(4)		
Translation adjustment	145	-		
Share warrants	-	67	67	-
Minority interests	258	292	34	13.2
Total liabilities and net assets	**1,278,770**	**1,349,441**	**70,671**	**5.5**

CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2006 – Jan. 31, 2007		Feb. 1, 2007 – Jan. 31, 2008		Difference	
	Millions of yen	(%)	*Millions of yen*	(%)	*Millions of yen*	YOY(%)
Net sales	**1,596,183**	**100.0**	**1,597,807**	**100.0**	**1,624**	**0.1**
Cost of sales	1,267,995	79.4	1,269,243	79.4	1,248	0.1
Gross profit	328,188	20.6	328,564	20.6	376	0.1
Selling, general and administrative expenses	216,617	13.6	218,836	13.7	2,219	1.0
Operating income	**111,570**	**7.0**	**109,727**	**6.9**	**(1,843)**	**(1.7)**
Non-operating income	**6,802**	**0.4**	**8,289**	**0.5**	**1,487**	**21.9**
Interest and dividends income	2,647		2,799			
Equity in earnings of affiliates	298		224			
Miscellaneous income	3,857		5,265			
Non-operating loss	**3,551**	**0.2**	**3,930**	**0.2**	**379**	**10.7**
Interest and discount paid	105		1,153			
Miscellaneous expenses	3,445		2,777			
Recurring income	**114,822**	**7.2**	**114,086**	**7.2**	**(736)**	**(0.6)**
Extraordinary income	**477**	**0.0**	**175**	**0.0**	**(302)**	**(63.3)**
Proceeds from sales of investments in securities	477		175			
Extraordinary loss	**3,888**	**0.2**	**4,830**	**0.3**	**942**	**24.2**
Loss on revaluation of land held for sale	2,828		3,375			
Loss on sale or disposal of fixed assets	1,016		888			
Loss on revaluation of investments in securities	7		566			
Other	36		–			
Income before income taxes, and minority interests	**111,411**	**7.0**	**109,432**	**6.9**	**(1,979)**	**(1.8)**
Current income taxes	42,165	2.7	36,778	2.3		
Deferred income taxes	6,581	0.4	12,267	0.8		
Minority interests in earnings of subsidiaries	0	0.0	34	0.0		
Net income	**62,663**	**3.9**	**60,352**	**3.8**	**(2,311)**	**(3.7)**

Consolidated statement of shareholders' equity

Feb. 1, 2006 – Jan. 31, 2007

Millions of yen

	Shareholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at end of previous period	186,554	237,522	285,574	(48,379)	661,271
Changes for this period					
Dividends from surplus	–	–	(13,754)	–	(13,754)
Bonuses to directors, etc	–	–	(644)	–	(644)
Net income	–	–	62,663	–	62,663
Gain of treasury stocks	–	–	–	(481)	(481)
Sale of treasury stocks	–	16,610	–	48,198	64,808
Net changes of items other than "Shareholders' equity" during this period	–	–	–	–	–
Total changes during this period	–	16,610	48,263	47,716	112,590
Balance at end of this period	186,554	254,133	333,837	(662)	773,862

	Valuation and translations adjustments			Minority interests	Total net assets
	Net unrealized holding gain(loss) on securities	Translation adjustment	Total		
Balance at end of previous period	24,530	(40)	24,490	271	686,034
Changes for this period					
Dividends from surplus	–	–	–	–	(13,754)
Bonuses to directors, etc	–	–	–	–	(644)
Net income	–	–	–	–	62,663
Gain of treasury stocks	–	–	–	–	(481)
Sale of treasury stocks	–	–	–	–	64,808
Net changes of items other than "Shareholders' equity" during this period	(495)	186	(309)	(13)	(322)
Total changes during this period	(495)	186	(309)	(13)	112,268
Balance at end of this period	24,035	145	24,181	258	798,302

Feb. 1, 2007 – Jan. 31, 2008 *Millions of yen*

	Shareholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stocks	Total
Balance at end of previous period	186,554	254,133	333,837	(662)	773,862
Changes for this period					
Dividends from surplus	-	-	(16,625)	-	(16,625)
Net income	-	-	60,352	-	60,352
Gain of treasury stocks	-	-	-	(57,856)	(57,856)
Increase due to change in equity	-	-	-	(48)	(48)
Sale of treasury stocks	-	(6)	-	36	30
Net changes of items other than "Shareholders' equity" during this period	-	-	-	-	-
Total changes during this period	-	(6)	43,726	(57,868)	(14,147)
Balance at end of this period	186,554	254,126	377,564	(58,530)	759,715

	Valuation and translations adjustments				Share warrants	Minority interests	Total net assets
	Net unrealized holding gain(loss) on securities	Deferral hedge gains and losses	Translation adjustment	Total			
Balance at end of previous period	24,035	-	145	24,181	-	258	798,302
Changes for this period							
Dividends from surplus	-	-	-	-	-	-	(16,625)
Net income	-	-	-	-	-	-	60,352
Gain of treasury stocks	-	-	-	-	-	-	(57,856)
Increase due to change in equity	-	-	-	-	-	-	(48)
Sale of treasury stocks	-	-	-	-	-	-	30
Net changes of items other than "Shareholders' equity" during this period	(13,141)	(4)	(145)	(13,292)	67	33	(13,191)
Total changes during this period	(13,141)	(4)	(145)	(13,292)	67	33	(27,338)
Balance at end of this period	10,893	(4)	-	10,889	67	292	770,963

CONSOLIDATED STATEMENT OF CASH FLOW

Millions of yen

	Feb. 1, 2006 – Jan. 31, 2007	Feb. 1, 2007 –Jan. 31, 2008
Cash flows from operating activities		
Income before income taxes and minority interests	111,411	109,432
Depreciation and amortization	12,231	14,157
Decrease in accrued retirement benefit	(4,440)	(1,595)
Increase in prepaid pension costs	-	(6,917)
Interest and dividends income	(2,647)	(2,799)
Interest expense	105	1,153
Equity in gains of affiliates	(298)	(224)
Loss on revaluation of real estate held for sale	2,828	3,375
Loss on revaluation of investments in securities	7	566
(Increase) decrease in note and accounts receivables	12,307	(286)
Increase in inventories, etc.	(66,861)	(213,528)
Increase (decrease) in notes and accounts payable	4,298	(10,966)
Increase (decrease) in advances received	11,930	(11,072)
Other	4,725	(11,289)
Subtotal	**85,599**	**(129,995)**
Interest and dividends received	2,638	2,858
Interest paid	(48)	(842)
Income taxes paid	(11,235)	(47,299)
Net cash provided by operating activities	**76,953**	**(175,279)**
Cash flows from investing activities		
Proceeds from sales of marketable securities	216	1,450
Purchases of property, plant and equipment	(22,658)	(44,552)
Proceeds from sales of property, plant and equipment	118	71
Purchase of investments in securities	(3,021)	(17,052)
Proceeds from sales of investments in securities	10,693	434
Payment for loans receivable	(2,075)	(2,716)
Settlement of loans receivable	4,753	4,320
Other	(1,269)	(1,855)
Net cash used in investing activities	**(13,243)**	**(59,900)**
Cash flows from financing activities		
Net increase in commercial paper	-	40,000
Proceeds from long-term debt	20,049	40,392
Proceeds from issuance of straight bonds	-	59,976
Cash dividends paid	(13,754)	(16,625)
Purchase of treasury stock	(479)	(57,854)
Proceeds from sale and disposal of treasury stock	64,794	-
Other	13	29
Net cash used in financing activities	**70,622**	**65,917**
Effect of exchange rate changes on cash and cash equivalents	**186**	**-**
Net increase (decrease) in cash and cash equivalents	**134,518**	**(169,262)**
Cash and cash equivalents at beginning of year	**94,979**	**229,498**
Cash and cash equivalents at end of year	**229,498**	**60,236**

Significant Consolidated Accounting Policies

1. Scope of Consolidation

Consolidated subsidiaries: 82, including Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Tohoku, Ltd., Sekiwa Real Estate Sapporo, Ltd., and KRM.

Changes in scope of consolidation

Removed: Sekiwa Construction Yamato, Ltd., SEKISUI DEUTSCHLAND BAU G. m. b. H., and 5 other companies

All 82 subsidiaries are consolidated.

2. Application of equity method

Affiliated companies accounted for by the equity method

6 companies: Rokko Island Energy Services Co., Ltd., Shin Nishinomiya Yacht Harbor, Corp., The Mortgage Corp. of Japan, Ltd., Almetax Manufacturing Co., Ltd., PFI Mizu to Midori no Kenko-toshi, Ltd., and JPF Co., Ltd.

Changes in scope of equity method:

Added: JPF Co, Ltd.

Investment in 6 affiliated companies is accounted for by the equity method.

3. Term-ends of consolidated subsidiaries

The fiscal year ends on March 31 for Sky Rail Service Co., Ltd. In producing the consolidated financial statements, the Company provisionally settles the accounts of that subsidiary as of January 31 and utilizes these accounts.

4. Summary of significant accounting policies

(1) Basis and method for valuation for significant assets

(a) Marketable securities:

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii)Other marketable securities:

• Stocks with market value: Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full net assets costing method; cost of disposal is calculated by the moving average method)

• Stocks with no available market value: At cost, based on the moving average method

(b) Derivatives: Market value method

(c) Inventories:

(i) Expenditure on uncompleted construction, buildings for sale, land for sale, and uncompleted land held for sale: At cost based on individual cost method

(ii) Other inventories: At cost based on moving average method

(2) Depreciation and amortization methods used for main depreciable and amortizable assets:

The Company applies the straight-line method to buildings (excluding attached structures) and intangible fixed assets, and uses the declining-balance method for other tangible fixed assets.

(3) Basis for accounting for significant allowances

(a) Allowance for doubtful accounts

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(b) Allowance for bonuses

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in that financial period.

(c) Allowance for bonuses to directors, executive officers and corporate auditors

To prepare for bonus payments to employees, the Company provides for the estimated amount.

(d) Allowance for compensation payments on completed works

Provisions for losses and guarantee expenses due to post-completion defects are recorded based on historical repair and other costs arising from completed structures and detached housing.

(e) Allowance for accrued retirement benefits for employees

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the consolidated fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(f) Allowance for retirement benefits for directors, corporate auditors and executive officers

To allow for retirement payments to directors, corporate auditors and executive officers, the Company provides the required amounts at the end of the current term based on internal regulations.

(4) Accounting for deferred assets

Bond issue cost is fully expensed as incurred.

(5) Basis for converting significant foreign currency-denominated assets and liabilities into yen

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income.

(6) Accounting for significant lease transactions

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

(7) Main hedge accounting methods

(a) Hedge accounting methods

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(b) Hedging instruments and targets

The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(c) Hedging policies

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange and interest rates etc. The use of exchange contracts does not exceed the amount of import transactions.

(d) Methods of assessing hedge effectiveness

The Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

(8) Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. Consumption taxes not subject to fixed asset related deductions at consolidated subsidiaries whose main business is real estate for leasing are recorded in "Other investments and other assets" on the relevant balance sheets and are amortized on a straight line basis over 5 years. Other consumption taxes not subject to deductions are expensed in the consolidated fiscal year in which they arise.

5. Scope of amounts in consolidated statements of cash flows

The funds (cash and cash equivalents) in the consolidated statements of cash flows comprise cash and equivalents (except fixed term deposits exceeding 3 months) and short-term investments with redemption periods of less than 3 months that are easily convertible into cash, with insignificant risk of losses from price fluctuations.

6. Assessing the assets and liabilities of consolidated subsidiaries

The Company uses full market value method to assess the assets and liabilities of consolidated subsidiaries.

7. Amortization of goodwill and negative goodwill

Goodwill and negative goodwill are amortized over 5 years using the straight-line method, beginning in the fiscal year in which they arise, except for cases where useful life can be estimated, in which case they are amortized over the estimated useful life based on a substantive analysis by the company, and with the exception of minor amounts, which are charged to income as it accrues.

Changes of Significant Accounting Policies

1. Accounting standard and guidance for stock options, etc.

Effective from the accounting period under review, we have adopted the "Accounting Standard for Share-based Payment" (Accounting Standards Board of Japan ("ASBJ") Statement No. 8, December 27, 2005) and the "Implementation Guidance on the Accounting Standard for Share-based Payment" (ASBJ Guidance No. 11, May 31, 2006).

As a result, "Operating income", "Recurring income" and "Income before Income Taxes and Minority Interests" have decreased by 67 million yen each.

2. Accounting standards, etc. concerning business combinations

Effective from the accounting period under review, we have adopted the "Accounting Standard for Business Combinations" (Business Accounting Council, October 31, 2003), the "Accounting Standard for Business Divestitures" (ASBJ Statement No. 7, December 27, 2005), and the "Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (ASBJ Guidance No. 10, December 22, 2006).

The adoption of this new accounting standard has no impact on consolidated statements of income.

In line with the application of "Accounting Standard for Business Combinations", consolidated adjustment account has been recorded in "negative goodwill".

3. Change in depreciation method for tangible fixed assets

From the accounting period under review onward, pursuant to an amendment to the Corporation Tax Law (Law for Partial Amendment of Income Tax Law, etc., Law No. 6 of March 30, 2007; Cabinet Order for Partial Amendment of the Corporation Tax Law Enforcement Ordinance, Cabinet Order No. 83 of March 30, 2007), depreciation and amortization of tangible fixed assets acquired on and after April 1, 2007 have been recorded in accordance with the method stipulated in the amended Corporation Tax Law. The impact on "Operating income", "Recurring income" and "Income before income taxes and minority interests" is 389 million yen.

1. Note to Consolidated Balance Sheets

	Millions of yen	
	As of Jan 31, 2007	As of Jan. 31, 2008
1. Accumulated depreciation of tangible fixed assets	151,435	159,994
2. Collateralized assets	4,892	4,426
3. Liabilities guaranteed	83,661	62,619
4. Shareholdings in related companies included in investment securities	1,388	3,027
5. Interest bearing liabilities	20,049	160,417

6. Change in the purpose of holding fixed assets

(As of Jan. 31, 2007)
At the end of the period, investment properties of 6,408 million yen, which were reported under "Buildings & Structures" and "Land" etc., have been reclassified under "Inventories".

(As of Jan. 31, 2008)
At the end of the period, investment properties of 1,260 million yen, which were reported under "Buildings & Structures" and "Land" etc., have been reclassified under "Inventories".

2 .Consolidated statement of changes in shareholders' equity

Feb. 1, 2006 – Jan. 31, 2007

(1) Type and number of shares outstanding and treasury stock

	Type and number of shares outstanding	Type and number of treasury stock
	Ordinary shares	Ordinary shares
Outstanding shares (consolidated) at end of Jan. 31, 2006	709,385,078 shares	43,220,144 shares
Number of shares increased	-	273,431 shares
Number of shares decreased	-	43,008,601 shares
Outstanding shares (consolidated) at end of Jan. 31, 2007	709,385,078 shares	484,974 shares

(Notes)

1. Breakdown of the number of increased ordinary shares held in treasury
   Increase due to repurchases of fractional shares — 272,521 shares
   Treasury stock acquired through equity-method subsidiaries and affiliates and attributable to the Company — 910 shares

2. Breakdown of the number of decreased ordinary shares held in treasury
   Decrease due to disposal of treasury stock — 43,000,000 shares
   Decrease due to requests for additional purchases of fractional shares — 8,601 shares

(2) Matters related to dividends

1. Dividends paid to shareholders

Resolve	Type	Cash dividends paid	Dividends (per share)	Standared date	Effective date
April 27, 2006 The Annual Shareholders' Meeting	Ordinary shares	6,662 million yen	10.00 yen	Jan. 31, 2006	Apr. 28, 2006
Aug. 31, 2006 The Meeting of the Board of Directors	Ordinary shares	7,091 million yen	10.00 yen	Jul. 31, 2006	Sep. 29, 2006

2. Dividends whose record date is attributable to the accounting period under review but effective after the accounting period under review

Resolve	Type	Funds for dividends	Cash dividends paid	Dividends (per share)	Standard date	Effective date
Apr. 26, 2007 The Annual Shareholders' Meeting	Ordinary shares	Retained earnings	8,508 million yen	12.00 yen	Jan. 31, 2007	Apr. 27, 2007

Feb. 1, 2007 –Jan. 31, 2008

(1) Type and number of shares outstanding and treasury stock

	Type and number of shares outstanding	Type and number of treasury stock
	Ordinary shares	Ordinary shares
Outstanding shares (consolidated) at end of Jan. 31, 2007	709,385,078 shares	484,974 shares
Number of shares increased	-	32,732,321 shares
Number of shares decreased	-	21,069 shares
Outstanding shares (consolidated) at end of Jan. 31, 2008	709,385,078 shares	33,196,226 shares

(Notes)

1. Breakdown of the number of increased ordinary shares held in treasury

Acquisition of own shares in line with the provisions of Article 165, paragraph 2 of the Companies Act	32,500,000 shares
Increase due to repurchases of fractional shares	179,803 shares
Treasury stock acquired through equity-method subsidiaries and affiliates and attributable to the Company	1,351 shares
Increase due to change in equity	51,167 shares

2. Breakdown of the number of decreased ordinary shares held in treasury

Decrease due to requests for additional purchases of fractional shares	21,069 shares

(2) Matters related to share warrants

Category		Reporting entity
Details of share warrants		Share warrants as stock compensation-type stock option
Class of shares to be issued upon exercise of the share warrants		
Number of shares to be issued upon exercise of the share warrants	Number of shares at end of previous fiscal year	-
	Number of shares increased	
	Number of shares decreased	
	Number of shares at end of this period	
Balance at end of this period (millions yen)		67

(3) Matters related to dividends

1. Dividends paid to shareholders

Resolve	Type	Cash dividends paid	Dividends (per share)	Standard date	Effective date
April 26, 2007 The Annual Shareholders' Meeting	Ordinary shares	8,508 million yen	12.00 yen	Jan. 31, 2007	Apr. 27, 2007
Aug. 30, 2007 The Meeting of the Board of Directors	Ordinary shares	8,117 million yen	12.00 yen	Jul. 31, 2007	Sep. 28, 2007

2. Dividends whose record date is attributable to the accounting period under review but effective after the accounting period under review

Resolve	Type	Funds for dividends	Cash dividends paid	Dividends (per share)	Standard date	Effective date
April 24, 2008 The Annual Shareholders' Meeting	Ordinary shares	Retained earnings	8,116 million yen	12.00 yen	Jan. 31, 2008	Apr. 25, 2008

3. Notes to Consolidated Statements of Cash Flows

Cash and cash equivalents at the end of the interim of fiscal year and relationship with amounts recorded in consolidated balance sheets

Millions of yen

	Feb.1, 2006 – Jan. 31, 2007	Feb.1, 2007 – Jan. 31, 2008
Cash and deposits	229,498	60,236
Fixed term deposits exceeding 3 months	-	-
Short - term investments with redemption period of 3 months or less (marketable securities account)	-	-
Cash and cash equivalents	**229,498**	**60,236**

4. Segmental information

(1) Segmental information by each business

Year to January 31, 2007

Millions of yen

	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	717,677	421,019	310,211	147,274	1,596,183	–	1,596,183
Inter-group sales and transfers	8,191	44	1,669	3,332	13,237	(13,237)	–
Total sales	725,868	421,063	311,881	150,607	1,609,421	(13,237)	1,596,183
Operating expenses	645,975	368,175	297,782	146,953	1,458,885	25,727	1,484,612
Operating income	79,893	52,888	14,099	3,654	150,535	(38,965)	111,570
Assets, Depreciation and amortization & Capital expenditures							
Assets	192,986	518,008	199,765	29,730	940,490	338,279	1,278,770
Depreciation and amortization	5,471	874	3,674	343	10,363	1,868	12,231
Losses on impairment of assets	–	–	–	–	–	–	–
Capital expenditures	11,029	81	13,696	52	24,859	1,832	26,691

Year to January 31, 2008

Millions of yen

	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	704,506	403,083	334,530	155,686	1,597,807	-	1,597,807
Inter-group sales and transfers	10,590	-	1,696	4,436	16,723	(16,723)	-
Total sales	715,096	403,083	336,227	160,122	1,614,530	(16,723)	1,597,807
Operating expenses	641,535	345,373	320,945	156,218	1,464,073	24,006	1,488,079
Operating income	73,561	57,710	15,281	3,903	150,457	(40,729)	109,727
Assets, Depreciation and amortization & Capital expenditures							
Assets	194,031	723,747	227,962	33,428	1,179,169	170,271	1,349,441
Depreciation and amortization	6,559	979	4,101	389	12,030	2,127	14,157
Losses on impairment of assets	-	-	-	-	-	-	-
Capital expenditures	14,364	162	36,689	108	51,325	3,088	54,413

Notes

1. Business classification

The Company classifies its operations according to type and the nature of business based on the currently used sales categories.

2. Main details of each business segment:

Built to Order Housing:	Designing, constructing, and contracting for sale housing using the Company's prefabricated materials
Real Estate for Sale:	Selling houses and real estate, designing, constructing, and contracting for sale housing on estate land, conducting urban redevelopment projects and commercial buildings transactions
Real Estate for Leasing:	Renting and managing properties
Other Business:	Designing, constructing, and contracting for condominiums and commercial buildings and providing home remodeling, landscaping, and exterior construction

3. The main operating expenses that cannot be allocated within the eliminations and back office portion of operating expenses cover costs for the parent headquarters, administrative operations for branch office organizations, and research and development operations.

Year to January 31, 2007: 37,093 million yen   Year to January 31, 2008: 38,772 million yen

4. The main whole company assets included in 'Eliminations and back office assets' are parent company surplus operating funds (cash and negotiable securities), long term investment funds (investment securities) and assets of the administration division.

Year to January 31, 2007: 338,354 million yen   Year to January 31, 2008: 170,271 million yen

(2) Geographical segment information

In the years to January 31, 2008 and 2007, Japanese operations accounted for more than 90% of sales in all segments, so the Company has not presented geographical segment information.

(3) Overseas sales

In the years to January 31, 2008 and 2007, overseas sales accounted for less than 10% of sales in all segments, so the Company has not presented geographical information.

5. Tax effect accounting

Main breakdowns of deferred tax assets and liabilities

Millions of yen

	Year to January 31, 2007	Year to January 31, 2008
Deferred tax assets		
Loss on revaluation of land for sale	41,928	37,445
Allowance for accrued retirement benefits for employees	9,002	8,402
Accumulated impairment loss	6,965	7,348
Allowance for bonuses	8,139	6,909
Accrued enterprise tax	3,045	2,188
Unrealized gain on fixed assets	1,115	1,495
Allowance for compensation payments on completed works	1,132	1,131
Accrued social insurance premiums	947	809
Other	2,984	3,050
Subtotal deferred tax assets	**75,262**	**68,781**
Valuation allowance	(5,101)	(8,151)
Total deferred tax assets	70,161	60,630
Deferred tax liabilities		
Net unrealized holding gain (loss) on securities	(16,292)	(7,384)
Prepaid pension costs	(64)	(2,800)
Other	(9)	(7)
Total deferred tax liabilities	**(16,367)**	**(10,191)**
Net deferred tax assets and net deferred tax liabilities	**53,794**	**50,438**

(Notes)

1. The main valuation allowances are the accumulated loss on impairment of fixed assets that were judged non-deferrable.

2. Net amount of deferred tax assets is included in the following items on the consolidated balance sheet.

	Year to January 31, 2007	Year to January 31, 2008
Current assets - Deferred tax assets	55,033	45,522
Fixed assets - Deferred tax assets	1,653	4,941
Fixed liabilities - Deferred tax liabilities	(2,892)	(25)

6. Securities

1. Marketable debt securities expected to be held to maturity

Millions of yen

		Year to January 31, 2007			Year to January 31, 2008		
	Type	Consolidated balance sheet amount	Market value	Difference	Consolidated balance sheet amount	Market value	Difference
Where market value exceeds amount in consolidated balance sheets	National and regional government bonds	79	79	0	1,244	1,250	6
	Subtotal	79	79	0	1,244	1,250	6
Where market value does not exceed amount in consolidated balance sheets	National and regional government bonds	1,562	1,558	(3)	109	109	(0)
	Subtotal	1,562	1,558	(3)	109	109	(0)
Total		**1,641**	**1,638**	**(3)**	**1,353**	**1,360**	**6**

2. Other marketable securities

Millions of yen

		Year to January 31, 2007			Year to January 31, 2008		
	Type	Acquisition cost	Consolidated balance sheet amount	Difference	Acquisition cost	Consolidated balance sheet amount	Difference
Where market value exceeds amount in consolidated balance sheets	Equities	43,429	83,817	40,387	40,098	60,465	20,367
	Subtotal	43,429	83,817	40,387	40,098	60,465	20,367
Where market value does not exceed amount in consolidated balance sheets	Equities	625	565	(59)	11,595	9,490	(2,105)
	Subtotal	625	565	(59)	11,595	9,490	(2,105)
Total		**44,054**	**84,382**	**40,327**	**51,694**	**69,956**	**18,261**

3. Other marketable securities sold in year to 2008 and 2007

Millions of yen

Category	Feb. 1, 2006 – Jan. 31, 2007	Feb. 1, 2007 – Jan. 31, 2008
Amount sold	692	333
Total gain on sales	477	175
Total loss on sales	-	-

4. Breakdown of other marketable securities where market valuation is not used and amounts on consolidated balance sheets

Millions of yen

	As of Jan. 31, 2007	As of Jan. 31, 2008
(1) Bonds held to maturity		
Unlisted bonds	101	-
Unlisted foreign government bonds	2,000	7,000
(2) Other marketable securities		
Unlisted equities	2,506	3,558
Preferred securities	999	999
Stake in investment limited partnership	79	41
Certificate of deposit	66,000	-

(Note) 66,000 million yen of certificates of deposits is included in "cash and deposit" on consolidated balance sheet.

5. Scheduled redemption amounts for other marketable securities with maturities and for bonds expected to be held to maturity

Millions of yen

	As of January 31, 2007			
	Within 1 year	More than 1 year and less than 5 years	More than 5 years and less than 10 years	More than 10 years
Bonds				
(1) National and regional government bonds	1,450	296	-	-
(2) Notes	-	-	-	-
(3) Others	-	-	-	2,000
Total	1,450	296	-	2,000

Millions of yen

	As of January 31, 2008			
	Within 1 year	More than 1 year and less than 5 years	More than 5 years and less than 10 years	More than 10 years
Bonds				
(1) National and regional government bonds	140	1,235	-	-
(2) Notes	-	-	-	-
(3) Others	-	-	-	7,000
Total	140	1,235	-	7,000

6. Accounting treatment of retirement allowances

(1) Overview of retirement allowance system

The Company and its domestic subsidiaries maintain a confirmed payment framework comprising the employee pension fund system, the approved retirement annuity system and lump-sum retirement payments.

(2) Retirement payment obligations

Millions of yen

		Year to January 31, 2007	Year to January 31, 2008
1.	Retirement payment obligations	(196,857)	(208,395)
2.	Pension fund assets	195,521	180,071
3.	Unfunded pension obligations (1) + (2)	(1,335)	(28,323)
4.	Unrecognized actuarial difference	(16,656)	15,634
5.	Unrecognized past service liabilities	(3,510)	(501)
6.	Net amounts on consolidated balance sheets (3) + (4) + (5)	(21,503)	(13,189)
7.	Prepaid pension costs	200	6,917
8.	**Allowance for retirement payments (6) - (7)**	**(21,703)**	**(20,107)**

Year to January 31, 2007	Year to January 31, 2008
Notes: Some subsidiaries are using simple method to calculate retirement payment obligations.	Notes: Some subsidiaries are using simple method to calculate retirement payment obligations.

(3) Retirement payment expenses

Millions of yen

	Year to January 31, 2007	Year to January 31, 2008
1. Service expense	10,379	11,069
2. Interest expense	4,764	4,785
3. Anticipated investment returns	(7,102)	(7,605)
4. Amount charged in line with actuarial calculation differences	2,820	(1,230)
5. Charged for past service liabilities	(3,009)	(3,009)
6. Retirement payment expenses (1) + (2) + (3) + (4) + (5)	7,853	4,009

Year to January 31, 2007	Year to January 31, 2008
Retirement payment expenses for consolidated subsidiaries using simple method appropriated as service expense.	Retirement payment expenses for consolidated subsidiaries using simple method appropriated as service expense.

(4) Bases for calculating retirement payment obligations

	Year to January 31, 2007	Year to January 31, 2008
1. Periodical allocation of projected retirement payments	Fixed standard over period	Fixed standard over period
2. Discount rate	2.5%	2.5%
3. Anticipated rate of return on plan assets	4.0%	4.0%
4. Years over which past service obligations amortized	5 years Actuarial calculations allocated charge form the subsequent consolidated fiscal year	5 years Actuarial calculations allocated charge form the subsequent consolidated fiscal year
5. Years over which actuarial calculation differences amortized	5 years Actuarial calculations allocated charge form the subsequent consolidated next fiscal year	5 years Actuarial calculations allocated charge form the subsequent consolidated next fiscal year

7. Consolidated per share information

Previous fiscal year (Feb. 1, 2006 - Jan 31, 2007)		Current fiscal year (Feb. 1, 2007 - Jan. 31, 2008)	
Net assets per share	1,125.75 yen	Net assets per share	1,139.63 yen
Net income per share	89.26 yen	Net income per share	87.70 yen
Fully diluted net income per share	89.25 yen	Fully diluted net income per share	87.68 yen

(Note) 1. Net assets per share for the current fiscal period was calculated on the following basis.

Millions of yen, except where noted	Previous fiscal year	Current fiscal year
Net assets recorded on balance sheet	798,302	770,963
Difference b/w shareholders' equity in consolidated balance sheet and shareholders' equity attributable to ordinary shares		
(Share acquisition rights)	-	67
(Minority interests)	258	292
Shareholders' equity attributable to ordinary shares	798,044	770,604
Number of ordinary shares outstanding (1,000 shares)	709,385	709,385
Number of ordinary shares held in treasury (1,000 shares)	484	33,196
Number of ordinary shares used to calculate shareholders' equity per share (1,000 shares)	708,900	676,188

2. Net income per share and fully diluted income per share for the current period was calculated on the following basis.

Millions of yen, except where noted	Previous fiscal year	Current fiscal year
Net income per share		
Net income recorded on statement of income	62,663	60,352
Main components of amount not attributable to ordinary shares	-	-
Net income attributable to ordinary shares	62,663	60,352
Average number of shares outstanding during period (1,000 shares)	702,042	688,197
Fully diluted net income per share		
Adjustment to net income	-	-
Number of ordinary shares increased (shares) (Stock acquisition rights)	36,902	89,249

8. Omission of disclosure

Notes concerning lease and derivative transactions, transactions with related parties, stock options, business combinations, etc. are omitted, as we believe that they hold no significant bearing in terms of the necessity of disclosure of financial reports.

NON-CONSOLIDATED BALANCE SHEETS

Millions of yen

	Year to January 31, 2007	Year to January 31, 2008	Difference	%
Assets	**1,173,431**	**1,238,622**	**65,191**	**5.6**
Current assets	**821,569**	**856,168**	**34,599**	**4.2**
Cash and deposits	184,148	22,471		
Notes receivable-trade	266	121		
Accounts receivable-construction	71,305	71,123		
Accounts receivable-real estate	9,422	10,147		
Marketable securities	1,397	9		
Prepaid expenses for construction in progress	49,639	40,536		
Buildings for sale	69,938	94,713		
Land for sale	318,843	455,031		
Land for sale in process	32,599	87,763		
Other inventories	5,508	5,977		
Advance payments	5,610	578		
Prepaid expenses	5,298	6,234		
Accounts receivable-other	15,493	15,898		
Deferred income taxes	50,501	41,347		
Other current assets	2,879	5,338		
Less allowance for doubtful accounts	(1,283)	(1,124)		
Fixed Assets	**351,862**	**382,453**	**30,591**	**8.7**
Tangible fixed assets	**163,626**	**192,646**	**29,020**	**17.7**
Buildings	67,349	77,113		
Structures	4,575	4,457		
Machinery and equipment	11,425	13,690		
Vehicles and delivery equipment	169	164		
Tools and equipment	4,685	4,591		
Land	73,970	88,801		
Constructions in progress	1,450	3,827		
Intangible fixed assets	**5,454**	**6,663**	**1,209**	**22.2**
Industrial property	32	27		
Lease rights	1,608	1,608		
Software	3,103	4,320		
Utility rights	24	20		
Telephone subscription rights	685	686		
Investments and other assets	**182,781**	**183,143**	**362**	**0.2**
Investment in securities	89,812	82,310		
Investment in subsidiaries and partnership	40,013	39,009		
Long-term loans receivable	35,566	33,920		
Deposit and guaranty	12,875	13,810		
Long-term prepaid expenses	778	821		
Prepaid pension costs	-	5,978		
Deferred tax assets	-	2,178		
Other investments and other assets	5,287	5,987		
Reserve for losses from investments in subsidiaries	(682)	-		
Less allowance for doubtful accounts	(870)	(873)		
Total assets	**1,173,431**	**1,238,622**	**65,191**	**5.6**

Millions of yen

	Year to January 31, 2007	Year to January 31, 2008	Difference	%
Liabilities	**436,641**	**539,283**	**102,642**	**23.5**
Current Liabilities	**385,275**	**391,415**	**6,140**	**1.6**
Notes payable-trade	67,630	64,242		
Accounts payable-trade	42,438	40,562		
Accounts payable-construction	52,654	48,523		
Commercial paper	-	40,000		
Accounts payable-other	8,062	5,934		
Accrued expenses	14,398	13,819		
Deferred corporate taxes	33,082	21,047		
Deferred consumption taxes	6,890	6,383		
Advances received-construction	65,231	51,186		
Advance received-other	6,948	9,142		
Allowance for bonuses	15,759	12,382		
Allowance for bonuses to directors, executive officers and corporate auditors	230	220		
Allowance for compensation payments on completed works	2,799	2,798		
Other current liabilities	69,149	75,171		
Long-term liabilities	**51,366**	**147,867**	**96,501**	**187.9**
Straight bonds	-	59,976		
Long-term debt	20,000	60,000		
Deposits and guaranty received	6,594	8,286		
Long-term accounts payable	585	571		
Long-term advance received	121	97		
Deferred tax liability	3,796	-		
Allowance for accured retirement benefits for employees	20,267	18,935		
Net assets	**736,790**	**699,339**	**(37,451)**	**(5.1)**
Shareholders' equity	**712,674**	**688,404**	**(24,270)**	**(3.4)**
Capital stock	**186,554**	**186,554**	**-**	**-**
Capital surplus	**258,918**	**258,912**	**(6)**	**(0.0)**
Legal reserve	242,307	242,307		
Other	16,610	16,604		
Retained earnings	**267,746**	**301,300**	**33,554**	**12.5**
Legal reserve	23,128	23,128		
Other	244,618	278,172		
Reserve for dividends to shareholders	15,000	18,000		
General reserve	176,800	206,800		
Retained earnings carried forward	52,818	53,372		
Treasury stock	**(544)**	**(58,362)**	**(57,818)**	**-**
Valuation and translation adjustments	**24,115**	**10,867**	**(13,248)**	**(54.9)**
Net unrealized holding gain (loss) on securities	24,115	10,871	(13,244)	(54.9)
Defferal hedge gains and losses	-	(4)	(4)	-
Share warrants	**-**	**67**	**67**	**-**
Total liabilities and net assets	**1,173,431**	**1,238,622**	**65,191**	**5.6**

NON-CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2006 – Jan. 31, 2007		Feb. 1, 2007 – Jan. 31, 2008		Difference	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%
Net sales	**1,216,901**	**100.0**	**1,195,245**	**100.0**	**(21,656)**	**(1.8)**
Construction	910,462	74.8	891,437	74.6		
Real estate	306,439	25.2	303,808	25.4		
Cost of sales	**955,990**	**78.6**	**934,700**	**78.2**	**(21,290)**	**(2.2)**
Construction	718,008	78.9	707,843	79.4		
Real estate	237,981	77.7	226,857	74.7		
Gross profit on sales	**260,911**	**21.4**	**260,544**	**21.8**	**(367)**	**(0.1)**
Total gross profit from construction	192,454	21.1	183,593	20.6		
Total gross profit from sales of real estate	68,457	22.3	76,950	25.3		
Selling, general and administrative expenses	**173,233**	**14.2**	**173,799**	**14.5**	**566**	**0.3**
Operating income	**87,678**	**7.2**	**86,745**	**7.3**	**(933)**	**(1.1)**
Non-operating income	**8,012**	**0.6**	**9,792**	**0.8**	**1,780**	**22.2**
Interests and dividends received	5,009		5,223			
Other income	3,003		4,569			
Non-operating expense	**2,970**	**0.2**	**3,555**	**0.3**	**585**	**19.7**
Interest paid	102		545			
Interest on bonds	-		598			
Other expenses	2,868		2,411			
Recurring income	**92,720**	**7.6**	**92,982**	**7.8**	**262**	**0.3**
Extraordinary income	**477**	**0.1**	**175**	**0.0**	**(302)**	**(63.3)**
Gain on sales of investment securities	477		175			
Extraordinary loss	**3,748**	**0.3**	**4,641**	**0.4**	**893**	**23.8**
Loss on revaluation of land held for sale	2,781		3,277			
Loss from sales or disposal of fixed assets	935		797			
Loss on revaluation of golf club membership	25		-			
Loss from devaluation of investment in securities	7		566			
Income before taxes	**89,448**	**7.4**	**88,516**	**7.4**	**(932)**	**(1.0)**
Income taxes, inhabitant taxes and enterprise taxes	32,955	2.7	26,178	2.2	(6,777)	(20.6)
Deferred income taxes	4,712	0.4	12,159	1.0	7,447	158.0
Net income	**51,781**	**4.3**	**50,179**	**4.2**	**(1,602)**	**(3.1)**

3. Statement of shareholders' equity

Feb. 1, 2006 – Jan. 31, 2007

Millions of yen

	Shareholders' equity								
		Additional paid-in capital			Retained earnings				
						other			
	Paid-in Capital	Capital reserve	Other legal capital surplus	Total	Legal reserve	Reserve for dividends	General reserve	Retained earnings carried forward	Total
Balance at end of previous period	186,554	242,307	-	242,307	23,128	15,000	162,300	29,446	229,875
Changes for this period									
Dividends from surplus	-	-	-	-	-	-	-	(13,754)	(13,754)
Bonuses to directors, etc	-	-	-	-	-	-	-	(156)	(156)
Net income	-	-	-	-	-	-	-	51,781	51,781
Gain of treasury stock	-	-	-	-	-	-	-	-	-
Sale of treasury stock	-	-	16,610	16,610	-	-	-	-	-
Provision for general reserve	-	-	-	-	-	-	14,500	(14,500)	-
Net changes of items other than "Shareholders' Equity" during this period	-	-	-	-	-	-	-	-	-
Total changes during this period	-	-	16,610	16,610	-	-	14,500	23,371	37,871
Balance at end of this period	186,554	242,307	16,610	258,918	23,128	15,000	176,800	52,818	267,746

	Shareholders' equity		Valuation and translation adjustments		Share warrants	Total net assets
	Treasury stocks	Total	Net unrealized holding gain (loss) on securities	Total		
Balance at end of pervious period	(48,262)	610,474	24,600	24,600	-	635,074
Changes for this period						
Dividends from surplus	-	(13,754)	-	-	-	(13,754)
Bonuses to directors, etc.	-	(156)	-	-	-	(156)
Net income	-	51,781	-	-	-	51,781
Gain of treasury stock	(479)	(479)	-	-	-	(479)
Sale of treasury stock	48,198	64,808	-	-	-	64,808
Provision for general reserve	-	-	-	-	-	-
Net changes of items other than "Shareholders' Equity" during this period	-	-	(485)	(485)	-	(485)
Total changes during this period	47,718	102,200	(485)	(485)	-	101,715
Balance at end of this period	(544)	712,674	24,115	24,115	-	736,790

Feb. 1, 2007 – Jan. 31, 2008

Millions of yen

	Shareholders' equity								
		Additional paid-in capital			Retained earnings				
						other			
	Paid-in Capital	Capital reserve	Other legal capital surplus	Total	Legal reserve	Reserve for dividends	General reserve	Retained earnings carried forward	Total
Balance at end of previous period	186,554	242,307	16,610	258,918	23,128	15,000	176,800	52,818	267,746
Changes for this period									
Dividends from surplus	-	-	-	-	-	-	-	(16,625)	(16,625)
Net income	-	-	-	-	-	-	-	50,179	50,179
Gain of treasury stock	-	-	-	-	-	-	-	-	-
Sale of treasury stock	-	-	(6)	(6)	-	-	-	-	-
Provision for reserve for dividends	-	-	-	-	-	3,000	-	(3,000)	-
Provision for general reserve	-	-	-	-	-	-	30,000	(30,000)	-
Net changes of items other than "Shareholders' Equity" during this period	-	-	-	-	-	-	-	-	-
Total changes during this period	-	-	(6)	(6)	-	3,000	30,000	554	33,554
Balance at end of this period	186,554	242,307	16,604	258,912	23,128	18,000	206,800	53,372	301,300

	Shareholders' equity		Valuation and translation adjustments				
	Treasury stocks	Total	Net unrealized holding gain (loss) on securities	Deferral hedge gains and losses	Total	Share warrants	Total net assets
Balance at end of pervious period	(544)	712,674	24,115	-	24,115	-	736,790
Changes for this period							
Dividends from surplus	-	(16,625)	-	-	-	-	(16,625)
Net income	-	50,179	-	-	-	-	50,179
Gain of treasury stock	(57,854)	(57,854)	-	-	-	-	(57,854)
Sale of treasury stock	36	30	-	-	-	-	30
Provision for reserve for dividends	-	-	-	-	-	-	-
Provision for general reserve	-	-	-	-	-	-	-
Net changes of items other than "Shareholders' Equity" during this period	-	-	(13,243)	(4)	(13,247)	67	(13,180)
Total changes during this period	(57,817)	(24,269)	(13,243)	(4)	(13,247)	67	(37,450)
Balance at end of this period	(58,362)	688,404	10,871	(4)	10,867	67	699,339

13. Main affiliated companies' financial statements

(1) Sekiwa Real Estate, Ltd.

Consolidated Balance Sheet *Millions of yen* As of Jan. 31, 2008			
(Assets)		(Liabilities)	
Current assets	32,425	Current liabilities	13,293
Cash and deposit	15,033	Accounts payable	677
Notes and accounts receivable	1,320	Advance received	8,809
Marketable securities	129	Tax payable	1,952
Inventories	9,256	Other current liabilities	1,854
Deferred tax assets	498	Fixed liabilities	18,285
Other current assets	6,294	Accrued retirement benefits	474
Less allowance for doubtful accounts	(107)	Custody deposit and guarantee	17,663
Fixed assets	21,927	Other fixed liabilities	147
Tangible fixed assets	12,896		
Buildings and structures	10,850		
Land	1,369		
Other	676		
Intangible fixed assets	904	(Net assets)	
Investments and other assets	8,126	Shareholders' equity	22,757
Investment in securities	152	Capital stock	1,668
Long-term loans receivable	852	Capital surplus	817
Deposit and guarantee	5,307	Retained earnings	20,270
Deferred tax assets	424	Valuation and translation adjustments	16
Other investments	1,389	Net unrealized holding gain (loss) on securities	16
Total assets	54,353	Total liabilities and net assets	54,353

Consolidated Statement of Income *Millions of yen* Feb. 1, 2007 –Jan. 31, 2008	
Net earnings	126,045
Cost of earnings	119,731
Operating income	6,314
Non-operating income	152
Other expenses	69
Recurring income	6,397
Extraordinary income	130
Extraordinary loss	165
Income before income taxes	6,361
Current income taxes	2,765
Deferred income taxes	229
Net income	3,367

Consolidated Statement of Cash Flow Feb. 1, 2007 –Jan. 31, 2008	*Millions of yen*
1. Cash flows from operating activities	
Income before income taxes	6,361
Depreciation and amortization	918
Increase in accounts receivable	(209)
Increase in inventories	(1,892)
Increase in advance received	35
Increase in deposit and guarantee	795
Other	(363)
Subtotal	5,645
Interest and dividends received	60
Income taxes paid	(1,485)
Net cash provided by operating activities	4,221
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(4,367)
Purchase of intangible fixed assets	(101)
Other	(346)
Net cash used in investing activities	(4,815)
3. Cash flows from financing activities	
Cash dividends paid	(406)
Net cash from financing activities	(406)
4. Net decrease in cash and cash equivalents	(1,000)
5. Cash and cash equivalents at beginning of period	22,033
6. Cash and cash equivalents at end of period	21,033

(2) Sekiwa Real Estate Chubu, Ltd.

Consolidated Balance Sheet *Millions of yen* As of Jan. 31, 2008			
(Assets)		(Liabilities)	
Current assets	18,665	Current liabilities	10,072
Cash and deposit	5,390	Accounts payable	954
Accounts receivable	1,026	Advances received	6,325
Inventories	5,296	Tax payable	1,130
Deferred tax assets	476	Other current liabilities	1,661
Other current assets	6,534	Fixed liabilities	10,334
Less allowance for doubtful accounts	(59)	Accrued retirement benefits	149
Fixed assets	15,511	Custody deposit and guarantee	10,080
Tangible fixed assets	13,926	Other fixed liabilities	104
Buildings and structures	9,304		
Land	4,319	(Net assets)	
Other	301	Shareholders' equity	13,769
Intangible fixed assets	302	Capital stock	1,368
Investments and other assets	1,282	Capital surplus	1,679
Long-term loans receivable	79	Retained earnings	10,721
Deposit and guarantee	712	Valuation and translation adjustments	-
Deferred tax assets	200	Net unrealized holding gain (loss) on securities	-
Other investments	291		
Total assets	34,176	Total liabilities and net assets	34,176

Consolidated Statements of Income *Millions of yen* Feb. 1, 2007 –Jan. 31, 2008	
Net earnings	94,356
Cost of earnings	90,248
Operating income	4,107
Non-operating income	86
Other expenses	76
Recurring income	4,117
Extraordinary income	-
Extraordinary loss	9
Income before income taxes	4,107
Current income taxes	1,765
Deferred income taxes	158
Net income	2,183

Consolidated Statement of Cash Flow Feb. 1, 2007 –Jan. 31, 2008	*Millions of yen*
1. Cash flows from operating activities	
Income before income taxes	4,107
Depreciation and amortization	713
Decrease in accounts receivable	88
Increase in inventories	(1,087)
Increase in advance received	231
Decrease in deposit and guarantee	(1,087)
Other	(64)
Subtotal	2,901
Income taxes paid	(1,336)
Interest received	1
Net cash provided by operating activities	1,566
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(1,368)
Purchase of intangible fixed assets	(67)
Other	55
Net cash used in investing activities	(1,379)
3. Cash flows from financing activities	
Cash dividends paid	(291)
Net cash from financing activities	(291)
4. Net decrease in cash and cash equivalents	(104)
5. Cash and cash equivalents at beginning of period	11,865
6. Cash and cash equivalents at end of period	11,760

(3) Sekiwa Real Estate Kansai, Ltd.

Consolidated Balance Sheet Millions of yen As of Jan. 31, 2008			
(Assets)		(Liabilities)	
Current assets	19,845	Current liabilities	6,743
Cash and deposit	5,566	Accounts payable	41
Notes and accounts receivable	245	Advances received	4,686
Inventories	7,189	Tax payable	650
Deferred tax assets	832	Other current liabilities	1,364
Other current assets	6,038	Fixed liabilities	6,105
Less allowance for doubtful accounts	(26)	Accrued retirement benefits	339
Fixed assets	17,380	Custody deposits	5,557
Tangible fixed assets	7,027	Other fixed liabilities	208
Buildings and structures	3,218		
Land	2,785		
Other	1,023	(Net assets)	
Intangible fixed assets	102	Shareholders' equity	24,377
Investments and other assets	10,250	Capital stock	5,829
Long-term loans receivable	466	Capital surplus	7,017
Deposit and guarantee	8,878	Retained earnings	11,529
Deferred tax assets	177	Valuation and translation adjustments	-
Other investments	736	Net unrealized holding gain (loss) on securities	-
Less allowance for doubtful accounts	(8)		
Total assets	37,226	Total liabilities and net assets	37,226

Consolidated Statement of Income Millions of yen Feb. 1, 2007 –Jan. 31, 2008	
Net earnings	63,910
Cost of earnings	60,954
Operating income	2,955
Non-operating income	95
Other expenses	28
Recurring income	3,022
Extraordinary income	12
Extraordinary loss	4
Income before income taxes	3,030
Current income taxes	1,139
Deferred income taxes	256
Net income	1,635

Consolidated Statement of Cash Flow Feb. 1, 2007 –Jan. 31, 2008	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	3,030
Depreciation and amortization	189
Increase in accounts receivable	(1)
Increase in inventories	(823)
Increase in advance received	622
Decrease in deposit and guarantee	(418)
Other	409
Subtotal	3,009
Interest and dividends received	73
Income taxes paid	(1,099)
Net cash provided by operating activities	1,983
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(2,824)
Purchase of intangible fixed assets	(35)
Other	(125)
Net cash used in investing activities	(2,986)
3. Cash flows from financing activities	
Cash dividends paid	(472)
Net cash from financing activities	(472)
4. Net decrease in cash and cash equivalents	(1,475)
5. Cash and cash equivalents at beginning of period	12,841
6. Cash and cash equivalents at end of period	11,366

(4) Sekiwa Real Estate Chugoku, Ltd.

Balance Sheet *Millions of yen* As of Jan. 31, 2008			
(Assets)		(Liabilities)	
Current assets	10,011	Current liabilities	2,896
Cash and deposit	3,177	Accounts payable	163
Notes and accounts receivable	174	Advance received	1,506
Inventories	324	Tax payable	266
Deferred tax assets	108	Other current liabilities	960
Other current assets	6,244	Fixed liabilities	5,331
Less allowance for doubtful accounts	(18)	Accrued retirement benefit	69
Fixed assets	2,913	Custody deposit and guarantee	5,176
Tangible fixed assets	2,316	Other fixed liabilities	85
Buildings and structures	1,419		
Land	449		
Other	447	(Net assets)	
Intangible fixed assets	78	Shareholders' equity	4,691
Investments and other assets	518	Capital stock	379
Investment in securities	77	Capital surplus	177
Long-term loans receivable	117	Retained earnings	4,134
Deposit and guarantee	132	Valuation and translation adjustments	5
Deferred tax assets	63	Net unrealized holding gain (loss) on securities	5
Other investments	127		
Total assets	12,924	Total liabilities and net assets	12,924

Income Statement *Millions of yen* Feb. 1, 2007 –Jan. 31, 2008	
Net earnings	21,368
Cost of earnings	20,061
Operating income	1,307
Non-operating income	43
Other expenses	1
Recurring income	1,349
Extraordinary income	0
Extraordinary loss	39
Income before income taxes	1,310
Current income taxes	532
Deferred income taxes	39
Net income	739

Consolidated Statement of Cash Flow Feb. 1, 2007 –Jan. 31, 2008	*Millions of yen*
1. Cash flows from operating activities	
Income before income taxes	1,310
Depreciation and amortization	116
Decrease in accounts receivable	140
Increase in advance received	132
Increase in deposit and guarantee	391
Other	140
Subtotal	2,232
Interest and dividends received	4
Income taxes paid	(613)
Net cash provided by operating activities	1,623
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(1,061)
Purchase of intangible fixed assets	(36)
Other	(84)
Net cash used in investing activities	(1,182)
3. Cash flows from financing activities	
Cash dividends paid	(145)
Net cash from financing activities	(145)
4. Net increase in cash and cash equivalents	295
5. Cash and cash equivalents at beginning of period	9,081
6. Cash and cash equivalents at end of period	9,377

(5) Sekiwa Real Estate Kyushu, Ltd.

Balance Sheet
Millions of yen
As of Jan. 31, 2008

(Assets)		(Liabilities)	
Current assets	3,988	Current liabilities	2,210
Cash and deposits	1,694	Accounts payable	244
Notes and accounts receivable	160	Advance received	1,648
Inventories	1,947	Tax payable	113
Deferred tax assets	83	Other current liabilities	204
Other current assets	160	Fixed liabilities	2,180
Less allowance for doubtful accounts	(58)	Accrued retirement benefits	19
Fixed assets	2,360	Custody deposit and guarantee	2,078
Tangible fixed assets	1,938	Other fixed liabilities	82
Buildings and structures	1,606		
Land	292	(Net assets)	
Other	38	Shareholders' equity	1,958
Intangible fixed assets	5	Capital stock	263
Investments and other assets	416	Capital surplus	94
Long-term loans receivable	7	Retained earnings	1,601
Deposit and guarantee	334	Valuation and translation adjustments	-
Deferred tax assets	44	Net unrealized holding gain (loss) on securities	-
Other investments	29		
Total assets	6,349	Total liabilities and net assets	6,349

Income Statement
Millions of yen
Feb. 1, 2007 –Jan. 31, 2008

Net earnings	22,792
Cost of earnings	22,292
Operating income	500
Non-operating income	2
Other expenses	11
Recurring income	491
Extraordinary income	18
Extraordinary loss	43
Income before income taxes	465
Current income taxes	202
Deferred income taxes	9
Net income	254

Consolidated Statement of Cash Flow
Feb. 1, 2007 – Jan. 31, 2008

	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	465
Depreciation and amortization	75
Increase in accounts receivable	(16)
Increase in advance received	156
Decrease in deposit and guarantee	(1)
Other	(100)
Subtotal	579
Interest received	0
Interest paid	(1)
Income taxes paid	(183)
Net cash provided by operating activities	394
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(10)
Net cash used in investing activities	(10)
3. Cash flows from financing activities	
Cash dividends paid	(51)
Net cash from financing activities	(51)
4. Net increase in cash and cash equivalents	332
5. Cash and cash equivalents at beginning of period	1,361
6. Cash and cash equivalents at end of period	1,694

(6) Sekiwa Real Estate Tohoku, Ltd.

Balance Sheet *Millions of yen* As of Jan.31, 2008			
(Assets)		(Liabilities)	
Current assets	6,847	Current liabilities	2,893
Cash and deposit	1,921	Accounts payable	124
Notes and accounts receivable	179	Advance received	1,652
Inventories	75	Tax payable	196
Deferred tax assets	66	Other current liabilities	919
Other current assets	4,634	Fixed liabilities	4,142
Less allowance for doubtful accounts	(30)	Accrued retirement benefit	17
Fixed assets	3,468	Custody deposit and guarantee	4,073
Tangible fixed assets	2,974	Other fixed liabilities	52
Buildings and structures	2,201		
Land	276		
Other	496	(Net assets)	
Intangible fixed assets	75	Shareholders' equity	3,280
Investments and other assets	419	Capital stock	200
Long-term loans receivable	16	Capital surplus	-
Deposit and guarantee	237	Retained earnings	3,080
Deferred tax assets	73	Valuation and translation adjustments	-
Other investments	232	Net unrealized holding gain (loss) on securities	-
Less allowance for doubtful accounts	(140)		
Total assets	10,316	Total liabilities and net assets	10,316

Income Statement *Millions of yen* Feb. 1, 2007 – Jan. 31, 2008	
Net earnings	21,772
Cost of earnings	20,750
Operating income	1,022
Non-operating income	28
Other expenses	1
Recurring income	1,048
Extraordinary income	–
Extraordinary loss	6
Income before income taxes	1,041
Current income taxes	406
Deferred income taxes	22
Net income	613

Consolidated Statement of Cash Flow Feb. 1, 2007 –Jan. 31, 2008	*Millions of yen*
1. Cash flows from operating activities	
Income before income taxes	1,041
Depreciation and amortization	142
Decrease in accounts receivable	127
Increase in advance received	48
Decrease in deposit and guarantee	(67)
Other	94
Subtotal	1,387
Interest received	25
Income taxes paid	(529)
Net cash provided by operating activities	883
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(539)
Other	(70)
Net cash used in investing activities	(610)
3. Cash flows from financing activities	
Cash dividends paid	(60)
Net cash from financing activities	(60)
4. Net increase in cash and cash equivalents	213
5. Cash and cash equivalents at beginning of period	6,308
6. Cash and cash equivalents at end of period	6,521

(7) Sekisui House Remodeling , Ltd.

Balance Sheet Millions of yen As of Jan. 31, 2008			
(Assets)		(Liabilities)	
Current assets	9,408	Current liabilities	6,091
Cash and deposit	450	Account payable-trade	196
Notes and accounts receivable	1,085	Account payable-construction	2,045
Prepaid expenses for construction in progress	334	Expenses payable	183
Deferred tax assets	630	Advances received-construction	1,895
Other current assets	7,251	Tax payable	528
Less allowance for doubtful accounts	(342)	Allowance for bonuses	979
Fixed assets	239	Other current liabilities	262
Tangible fixed assets	107		
Buildings and structures	68	Fixed liabilities	39
Other	38	Allowance for accrued retirement benefits	39
Intangible fixed assets	17	(Net assets)	
Investments and other assets	114	Shareholders' equity	3,517
Long-term loans receivable	2	Capital stock	100
Deposit and guarantee	90	Capital surplus	949
Deferred tax assets	17	Retained earnings	2,467
Other investments	3	Valuation and translation adjustments	-
Less allowance for doubtful accounts	(0)	Net unrealized holding gain (loss) on securities	-
Total assets	9,647	Total liabilities and net assets	9,647

Income Statement Millions of yen Feb. 1, 2007 –Jan. 31, 2008	
Net sales	46,250
Cost of sales	35,423
Gross profit of sales	10,826
SG&A expenses	9,385
Operating income	1,441
Non-operating income	311
Other expenses	36
Recurring income	1,716
Extraordinary income	-
Extraordinary loss	1
Income before income taxes	1,714
Current income taxes	911
Deferred income taxes	(91)
Net income	894

Consolidated Statement of Cash Flow Feb. 1, 2007 – Jan. 31, 2008	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	1,714
Depreciation and amortization	24
Decrease in accounts receivable	47
Increase in inventories	(14)
Increase in notes and accounts payable	377
Increase in advance received	67
Other	189
Subtotal	2,406
Interest received	40
Income taxes paid	(1,007)
Net cash provided by operating activities	1,439
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(35)
Other	(0)
Net cash used in investing activities	(36)
3. Cash flows from financing activities	
Cash dividends paid	(30)
Net cash from financing activities	(30)
4. Net increase in cash and cash equivalents	1,373
5. Cash and cash equivalents at beginning of period	6,162
6. Cash and cash equivalents at end of period	7,535

Changes to Directors, Auditors and Executive Officers

(1) Changes of Representative Directors (April 24, 2008)

Isami Wada	Currently President, Representative Director & CEO
	To be Chairman, Representative Director & CEO
Toshinori Abe	Currently Director and Senior Managing Officer
	To be President, Representative Director & COO

(2) New Directors candidates (April 24, 2008)

Katsuhiko Machida	Currently Chairman and CEO of Sharp Corporation
Junichi Terada	Currently Managing Officer and General Manager in charge of Tokyo Sales Administration Headquarters
Tetsuo Iku	Currently Managing Officer & General Manager in charge of Design Headquarters
Kenji Hatanaka	Currently Executive Officer & General Manager in charge of Condominium Headquarters

(3) Planned retirement of Directors (including executive officers) (April 24, 2008)

Tadashi Iwasaki	To be an Standing Auditor of Sekisui House
	Currently Vice Executive President
Toshiharu Arakawa	To be Managing Director of Sekiwa Real Estate Kansai, Ltd.
	Currently Managing Officer
Kiyohide Hirabayashi	

(4) New Auditor candidates (April 24, 2008)

Tadashi Iwasaki	Currently Executive Vice President & Director
Eiji Mansho	Currently President of Toto Sekisui Co., Ltd.

(5) Planned to be elected by mutual vote of auditor after shareholders meeting

Tadashi Iwasaki	As Standing Auditor

(6) Planned retirement of Auditors

Kenichi Kawauchi	To be Advisor of Sekisui House
	Curently as Standing Auditor
Katsuya Kittaka	Currently as Standing Auditor of Sekisui House Chemical Co., Ltd.

(7) New Executive Officers (April 1, 2008)

Kengo Yoshida	Currently Superintendent in Yamaguchi Factory
Yoshikazu Takatsuka	Currently General Manager in charge of Chubu Daini Sales Administration Headquarters
Tsutomu Motomura	Currently Senior Manager in Corporate Management Planning Department
Naoki Ishii	Currently General Manager in charge of Kansai Daiichi Sales Administration Headquarters and General Manager in charge of Sumairu Department

Takanobu Ishioka	Currently General Manager in charge of Construction Headquarters
Shinichi Doi	Currently General Manager in charge of Product Design & Development Department
Masaaki Oikawa	Currently Superintendent in Kanto Factory
Atsuyuki Miyamoto	Currently General Manager in charge of Chubu Daiichi Sales Administration Headquarters
Yoshimoto Nakamura	Currently General Manager in charge of Chugoku Sales Administration Headquarters
Fumiyasu Suguro	Currently General Manager in charge of Secretariat

(8) Promoted Executive Officers (April 1, 2008)

Daiji Kuroki	As Managing Officer
	Currently Executive Officer
Shinichi Yamada	As Managing Officer
	Currently Executive Officer
Kenji Hatanaka	As Managing Officer
	Currently Executive Officer
Akihisa Terasaki	As Managing Officer
	Currently Executive Officer

(9) Planed retirement of Managing Officers

(February 29, 2008)

Kiyohide Hirabayashi

(March 31, 2008)

Mikio Ishikawa	To be an Advisor of Sekisui House

Exemption No.82-5129

March 3, 2008

Sekisui House, Ltd.
President & Representative Director
Isami Wada

Notice of Resolution of the Meeting of the Board of Directors in regard to the 57th Ordinary General Meeting of Shareholders

We are pleased to inform you that the following was resolved at the meeting of the Board of Directors held today in regard to convocation of the 57th Ordinary General Meeting of Shareholders.

We will send the Notice of Convocation of the said General Meeting to the shareholders in early April 2008. The items of the meeting of the Board of Directors are described below.

1. Record Date:	January 31, 2008
2. Date and Time of the Meeting:	10:00 a.m., Thursday, April 24, 2008
3. Place of the Meeting:	Umeda Stella Hall 3F, Tower West, Umeda Sky Building 1-30, Oyodonaka 1-chome, Kita-ku, Osaka

4. Agenda:

Items for reporting:

1. Reports on the Business as of January 31, 2008, and the Consolidated Financial Statements and Non-Consolidated Financial Statements for the 57th fiscal year ended January 31, 2008 (February 1, 2007 - January 31, 2008)
2. Report on the Results of Audit conducted by the Independent Auditors and the Board of Corporate Auditors with respect to the Consolidated Financial Statements for the 57th fiscal year ended January 31, 2008

Propositions to be tabled:

No.1 Proposal for appropriation of retained earnings for the 57th fiscal year ended January 31, 2008
(Contents -Summary) Dividend: 12 yen per share (in cash)

No.2 Proposal for changes to a part of the Articles of Incorporation

No.3 Proposal for election of 14 Directors

No.4 Proposal for election of 2 Corporate Auditors

No.5 Proposal for provision of bonus to Directors as a group

SEKISUI HOUSE

News Release

Notice of Partial Amendment to the Articles of Incorporation

March 3, 2008 – Sekisui House, Ltd. (the "Company") hereby announces that at the meeting of the Board of Directors held on March 3, 2008 the Company resolved that a proposal, "Matter concerning Partial Changes in the Articles of Incorporation", will be submitted to the 57th Ordinary General Meeting of Shareholders scheduled to be held on April 24, 2008. The details are described below:

I. Reasons for the amendment

1. The Company intends to amend its Articles of Incorporation as follows in line with the enforcement of the Corporation Law (Law No. 86 of 2005) on May 1, 2006.

(1) In light of the current business conditions of the Company, we shall add new provisions to Article 2 (Purpose), and also modify certain words and terms to clarify the meaning and adjust the context.

(2) In order that the Company can take flexible response to operate general meetings of shareholders in line with the composition of the Board of Directors of the Company, we shall change Article 16 (Chairman) that the Director appointed beforehand by the Board of Directors shall act as chairman of the general meeting of shareholders.

(3) In order to allow the outside Directors to perform their duties as expected to the fullest extent, Article 28 (Agreement on Limitation of Outside Directors' Liability) shall be established. Accordingly, the current Article 28 to Article 38 shall be renumbered as Article 29 to Article 39.

II. Content of the amended Articles of Incorporation

For the summary of the content of the amendment, please refer to the appendix.

III. Schedule

(1) Annual General Meeting of Shareholders for Partial Changes in the Articles of Incorporation:
April 24, 2008 (Thursday)

(2) Effective Date of Change in Articles of Incorporation:
April 24, 2008 (Thursday)

(Note) The above amendment is subject to the approval the Company will seek to obtain at the 57th Ordinary General Meeting of Shareholders of the Company to be held on April 24, 2008.

*** *** ***

For further information, please contact:

Mr. Hidehiro Yamaguchi

Head of Corporate Communications Department

Sekisui House, Ltd.

Tel: 06-6440-3021 Fax: 06-6440-3369

Email: info-ir@gz.sekisuihouse.co.jp

Appendix

Attachment

(Parts changed are underlined.)

Current Articles	Proposed changes
(Purpose) Article 2. The purpose of the Company shall be to engage in the following businesses: 1. Design, construction, contracting and supervision of buildings or structures; 2. Manufacture, sale and purchase of construction materials; 3. Purchase and sale of materials for afforestation and landscaping and for other civil engineering and construction works; 4. Contracting or undertaking of research, planning, design, execution, supervision, engineering, management and consulting business related to regional development, urban development, land preparation and environmental improvement; 5. Design, execution, contracting and supervision of construction projects; 6. Design, execution, contracting and supervision of civil engineering works, carpentering, plastering, earthwork and roofing works, works of stones, tiles, bricks, blocks and glasses, piping, painting and waterproofing, interior finish work, furnishing, electrical and telecommunication works, installation works of machinery and tools, steel structure and reinforcing works, waterworks and fire fighting equipments works; 7. Purchase, sale, lease, management and appraisal of real estate, and management consulting business thereof; 8. Brokerage and agent business for purchase, sale and lease of real estate; 9. Cultivation, purchase and sale of plants, and design, construction and contracting of gardens; 10. Purchase and sale of furniture, interior decoration, household electric appliances, housing equipments such as lighting apparatus, plumbing equipments, air conditioning system	(Purpose) Article 2. The purpose of the Company shall be to engage in the following businesses: 1. Contracting and execution of construction works; 2. Design and supervision of construction works; 3. Design, contracting, construction and supervision of landscaping and exterior construction works, and cultivation, purchase and sale of plants; 4. Contracting and execution of civil engineering works, carpenter works, plastering works, steeplejack, earthwork and concrete works, works of stones, roofing works, electrical works, piping works, tiles, bricks and blocks works, steel structure, reinforcing works, paving works, sheet metal works, glass works, painting works, waterproofing works, interior finishing works, installation works of machinery and tools, heat insulating works, telecommunication works, furnishing, water facility works and fire fighting equipments works; 5. Purchase and sale, exchange and lease of real estate, and brokerage and agent for purchase, sale, exchange and lease of real estate; 6. Management and appraisal of real estate, and management consulting business thereof; 7. Research, planning, design, engineering, management and consulting business related to regional development, urban development and environmental improvement; 8. Land measurement and geological survey; 9. Second class financial product transaction business; 10. Manufacture, sale and purchase of construction materials and materials for tree-planting and gardening; 11. Purchase and sale of furniture, interior decoration, household electric appliances,

SEKISUI HOUSE

apparatus and kitchen appliances, housing attachments such as doors of gates and fences and daily sundry goods; 11. Information processing service business and production, purchase and sale of publications; 12. Development, purchase and sale of computer softwares and information processing system; 13. Management of sporting facilities, recreation facilities, training institutes, eating places such as restaurants and tearooms, lodging accommodations such as hotels and inns, and stands and management consulting business related thereto; 14. Planning and contracting of various entertainments and management of culture centers; 15. Trucking business and warehousing, and intermediation or agent business thereof; 16. Loaning of moneys, guarantee of debts and leasing of movable property; 17. Advertising agent business, non-life insurance agent business and business concerning canvassing for life insurance; 18. Administration of welfare facilities for the Company and companies belonging to the same capital group; and 19. Any and all businesses incidental or related to each of the above.	housing equipments, medical equipments and daily sundry goods; 12. Business relating to collection, transportation, disposition and recycle of waste; 13. Management of privately operated home for elderly and other facilities with medical and nursing care, and management consulting business related thereto; 14. Information processing service business and production, purchase and sale of publications; 15. Development, purchase and sale, and lease of computer software and information processing system; 16. Acquisition, usage and management of patent and other intellectual property rights; 17. Management of sporting facilities, recreation facilities, training institutes, eating places, lodging accommodations, and stands and management consulting business related thereto; 18. Planning, operation and contracting of various entertainments and management of culture centers; 19. Trucking business, warehousing and security service, and intermediation or agent thereof; 20. Loaning of moneys, guarantee of debts and leasing of movable property; 21. Holding, sale, purchase and asset management of marketable securities; 22. Advertising agent business, non-life insurance agent business and business concerning canvassing for life insurance; 23. Administration of facilities for career development; 24. Administration of welfare facilities for the Company and companies belonging to the same capital group; and 25. Any and all businesses incidental or related to each of the above.
(Chairman) Article 16. The President and Director shall act as chairman of the general meeting of shareholders. Provided, however, that in case the President and	(Chairman) Article 16. The Director appointed beforehand by the Board of Directors shall act as chairman of the general meeting of shareholders.

Director is prevented from so acting, another Director shall act as chairman pursuant to the determination by the Board of Directors.	
(To be newly established)	(Agreement on Limitation of Outside Directors' Liability) Article 28. The Company may enter into an agreement with any Outside Director to limit such Outside Director's liability under Article 423, Section 1 of the Corporation Law in the event that the requirements set forth by laws and regulations have been met, provided, however that the amount of liability as limited by such agreement shall be the sum of the minimum amount provided by laws and regulations.
Article 28 ~ 38 (Mention abbreviation)	Article 29 ~ 39 (The same as the present provisions)

SEKISUI HOUSE

News Release

Notice regarding Policy on Reduction of the Share-trading Unit

March 3, 2008 – While Sekisui House Ltd. (the "Company") recognizes the importance of expanding our shareholder base by making it easier for individuals to participate as shareholders, the Company also recognizes that Sekisui House shares maintain good liquidity. The Company intends to monitor factors such as trends among individual investors and the demands of the market, and will continue to weigh the cost and benefits of a reduction in our share-trading unit.

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Corporate Communications Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3369
Email: info-ir@gz.sekisuihouse.co.jp

SEKISUI HOUSE

News Release

Notice regarding Cancellation of Treasury Stock

March 3, 2008 – Sekisui House Ltd. (the "Company") hereby announces that the meeting of the Board of Directors held on March 3, 2008 it resolved to cancel treasury stock pursuant to Article 178 of the Corporate Law. The details are as follows:

1. **Class of shares to be cancelled**
   Common stock

2. **Number of shares to be cancelled**
   32,500,000 shares (4.58% of total outstanding shares)

3. **Scheduled date of cancellation**
   April 25, 2008

* The above cancellation of treasury stock is subject to the approval on the reversal of general reserves the Company will seek to obtain at the general meeting of shareholders of the Company, to be held on April 24, 2008.

(Reference)

1.	Total number of outstanding shares after cancellation	676,885,078 shares
2.	Projected number of treasury stock after cancellation	519,800 shares

(Above numbers are projected based on the number of outstanding shares and treasury stock as of January 31, 2008.)

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Corporate Communications Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3369
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

News Release

Notice regarding Change of Representative Director

March 3, 2008 – Sekisui House Ltd. (the "Company") hereby announces that at the meeting of the Board of Directors held on March 3, 2008 it tentatively approved a change of the Company's Representative Director as follows.

1. Reason of change

To revitalize management staff and strengthen managerial decision-making and executive functions by appointing two representative directors

2. Details

		(Currently)
Chairman, Representative Director & CEO:	Isami Wada	President, Representative Director & CEO
President, Representative Director & COO:	Toshinori Abe	Director, Senior Managing Officer

3. Scheduled date of appointment

April 24, 2008

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Corporate Communications Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3369
Email: info-ir@qz.sekisuihouse.co.jp

The Sekisui House Group Medium-term Management Plan

(For fiscal year ended in January 31, 2009 to January 31, 2011)

March 3, 2008 – In March 2006, the Sekisui House Group announced its medium-term management plan and since then we have been striving to expand our operations and improve our performance. However, the rapid and drastic reduction in the housing market, which has been blamed in some quarters for the 0.6-point drop in the nominal GDP, has caused a significant deviation from the initial projections of the market environment and has ultimately forced the Group to bow under the effects of this drop and revise its projections.

In light of these circumstances, the Company has once again closely examined the surrounding market environment, commenced a review of its overall business activities, including the Company's sales structure, and has formulated the new medium-term management plan, which will culminate in January 31, 2011.

The global financial uncertainty, which first came to light last year as a result of the sub-prime mortgage loan crisis in the United States, not only precipitated a drastic plunge in the stock market but also caused the inflow of speculative money into the commodities markets for crude oil, nonferrous metals, grains, etc. Moreover, the flow of this new liquidity trickled down to the general consumer by placing extra burdens on household spending, which, in turn, seriously impacted the Japanese economy and decelerated economic growth.

In the housing market, the amendment to the Building Standards Law, which was enacted in June 2007, had the effect of seriously disrupting the building-confirmation application procedure and its repercussions were felt in diminished new housing starts, not only for large-scale construction projects such as condominiums but also for housing in general. Such circumstances, compounded with the lackluster economy, resulted in total nationwide housing starts for the previous year declining to 1.06 million units on a calendar-year basis, which represented a particularly steep drop of 17.8% compared to the same period in the previous year.

In formulating the new medium-term management plan, despite the anticipated increases in reaction to the confusion generated by last year's revision of the Building Standards Law, we predict that the economy will follow a moderate recovery trend over the medium to long term, rather than experience a swift recovery, since the economy, albeit temporarily, appears to be in a constricting rather than an expanding phase.

As for prices of raw materials, in terms of steel, our main material, pressure to raise prices continued to mount as the prices of iron ore and coke soared; while the continued, record-breaking rise in crude oil prices is expected to have an impact on all industrial products. In order to combat these rising costs, we intend, for the time being, to implement cost-cutting measures spanning the entire business, while considering the possibility of raising our housing sales prices.

We believe that the real estate market is currently in a temporary lull as it surveys the direction in which the economy is heading. In terms of trends in residential land prices, regional differences continue to widen and cautious management with a keen eye toward changes in the economy will be required.

The condominium market, reflecting the sharp rise in land prices in the Tokyo metropolitan area and the structural recession in regional towns and cities, is currently thought to be in an adjustment phase. However, demand for properties with high added value, supported by their convenience or regional characteristics, is expected to increase from the perspective of real estate investment.

In terms of urban redevelopment of metropolitan areas, the market for large-scale, blue-chip office buildings in prime locations is expected to remain strong as steady demand, reflecting the upturn in corporate earnings, is also expected to continue.

Given this market environment, the Sekisui House Group, with a view to fortifying its sales capabilities and implementing further cost reductions, as well as expanding its business domain, put together the new medium-term management plan.

Details are as follow:

Detailed Performance Targets based on the Medium-term Management Plan

(Millions of yen)

(Consolidated)	Fiscal 2008 (F)	Fiscal 2009 (F)	Fiscal 2010 (F)
Net Sales	1,660,000	1,700,000	1,850,000
Operating income	104,000	84,000	123,800
Recurring income	105,000	85,000	125,000
Net income	56,000	47,500	70,000
ROA (%)	7.44%	5.85%	8.09%
ROE (%)	6.91%	5.64%	7.82%
EPS (yen)	82.82	70.25	103.52

As indicated in the above plan, we are projecting decreased profits in the fiscal 2009. This will be due to decreased sales in the urban redevelopment segment of our Real Estate for Sale Business during the year. As each project tends to be extended in duration and requires anywhere from three to five years for completion, the urban redevelopment business is characterized by the fact that sales and profits are not necessarily recorded regularly at each fiscal year end.

The Company has multiple redevelopment projects lined up after completion of the current medium-term management plan and is determined to generate stable profits from the urban redevelopment business in the medium to long term.

Proactive Business Strategies

[Product development]
Since the establishment of Sekisui House, we have followed a product policy based on free design and upmarket properties. And, we will continue to adhere to this policy and remain faithful to our pursuit of the high-end market. In particular, for our upper-bracket buyers in the urban areas, with accumulated valuable know-how through years of experience, we intend to develop a premium product that goes beyond RC or anything built using existing, conventional construction methods in every aspect, including structure, design and performance, and are actively involved in its marketing.

However, it is also a fact that the housing market, in certain respects, is an indigenous industry dependent on the economic strength of its regional communities. Therefore, in order to reach out and expand our sales channels to young home buyers/first-time buyers, who, unlike secondary buyers, are burdened by heavy land acquisition expenses and who do not have the luxury of ample funds into housing investments, we have decided to introduce a new line that is a compact, steel-framed house, priced in the middle range, in a number of select regional cities.

These houses are high-performance units that offer the same performance and basic specifications as our conventional models, together with high value for money, which is sure to appeal to potential "Sekisui House" fans; and, they rank among the highest levels in the major items of the Housing Performance Indication System. Moreover, marketing of these products has been assigned to young sales staff who have had a limited number of years of experience. In this way, the Company will be able to achieve expanded sales of its Sekisui House brand, through the 100 billion yen sales of this product, without draining its human resources.

The cultivation of new sales channels is also expected to have the added effects of improving the utilization rates of our factories and enhancing our profit ratios.

[Reinforcement of Sales Units]
Securing superior sales staff is an integral part of the housing business. Therefore, we will be hiring 280 sales staff this year and are scheduled to hire 200 in the following year; we will also be

hiring 200 technical staff this year and are scheduled to hire 150 in the following year.

[Sales Structure]

In the Built for Sale Housing Business, as well as the Condominiums and Urban Redevelopment businesses of our Real Estate for Sale Business, we intend to promote specialization of management/single business concentration, formulate wide-area strategies while keeping regional characteristics in mind as evidenced in the above-mentioned package deals with mid-price ranged housing, promote efficient and effective land policy, and improve the turnover rate of land for sales, while reinforcing our compliance.

Cost Reduction Strategies

[Display home policies]

We have completed setting up our nationwide network of *Sumai-no-Yume-Kojo* (large-scale experience-based facilities) at our major factories. We will abolish and consolidate three to four of our small-scale display home facilities, which, in turn, has enabled efficient as well as effective sales activities. Through this policy, we intend to narrow down the 548 display home facilities currently operating around the nation to approximately 480 during the current year and to cut down on upfront investments and expenses.

[Production System]

We intend to revise a portion of our regional integrated production system at our five major factories and cut costs by consolidating production lines and downsizing personnel establishments.

Moreover the rise in the factory utilization rate generated by sales of mid-price range products which we will be bringing to the market will immediately contribute to improvement of our profit ratios.

[Downsizing Back-office Personnel Establishment]

Although we will continue to actively hire sales personnel, we intend to set up a project team for the downsizing of personnel establishments in the back-office operations of head office and other offices, and to make efforts to improve the productivity of our back-office functions, while aggressively pursuing economic efficiency through such means as outsourcing and reinforcing the support structure for our sales units.

[Reorganization of Sales Network]

We intend to review the current sales network from the perspective of efficiency. Keeping in mind the characteristics of each region and our mission to cut costs, we will consolidate our operational bases around the nation and conduct reorganization of a series of onsite construction operations, from order placement to construction, as well as the so-called back-office operations.

[Group Reorganization]
We intend to improve our business efficiency by further consolidating our subsidiaries, including our housing construction subsidiaries, the Sekiwa Construction Group.

Business Targets by Segment

Built to Order Housing Business (Target sales in Fiscal 2010 - 820,000 million yen)
In the Built to Order Housing Business, the drastic plunge in the stock market, which was precipitated by last year's sub-prime mortgage loan crisis, has seriously impacted the financial assets of individuals and is believed to have put a damper on the housing investment drive of buyers of high-end residential housing and secondary buyers for rebuilding, who have relatively large amount of fund on hand.
Moreover, the price increases on basic necessity items and energy-related goods are expected to continue for some time and severe market conditions are predicted for the time being.

However, given the prevailing recognition that in medium- to long-term expanded housing investments, such as the anticipated tax breaks to help propel the government-sponsored "Long-term Prime Housing (200-year Housing Concept)," are indispensable to economic growth, well-balanced upfront investments are imperative.

(1) In our steel-framed detached housing segment, we are maintaining our traditional high-performance/high-end housing policy through reinforced sales of our highly competitive "*IS ORDER*" series and, for our upper-bracket buyers in urban areas, we are developing premium products that exceed RC or anything built using existing, conventional construction methods in every aspect, including structure, design and performance while, as stated earlier, introducing a mid-price range product line that is suited to the economic levels of regional communities, thereby strengthening our product line-up and improving the skills of our sales staff.

(2) In our wood-framed detached housing (*Sha-Wood*) segment, we are committed to enhancing our sales capacities in addition to reinforcing our high-end products, including "*M' Bellsa*" using the high-quality, ceramic exterior siding, *Bellburn*, in order to distinguish ourselves from general wood-framed housing businesses, and to aggressively expand our sales.

(3) In our rental housing (*Sha-Maison*) segment, sales have been brisk, thanks to the high quality of our products, which, like our detached housing, are highly regarded in the rental housing distribution market, and to the Sekiwa Real Estate Group's "block leasing system."
The rental housing market is expected to expand from both demand and supply sides as land prices bottom out, which, in turn, will heighten the need for inheritance tax measures and as the labor population experiences greater mobility as a result of improved corporate earnings. We will continue to aggressively take part in sales activities by offering detailed services to the property owners from the position of financial advisor for their real estate assets.

Real Estate for Sale Business (Target net sales in Fiscal 2010 - 450,000 million yen)

Built for Sale Housing for Sale Business (Target net sales in Fiscal 2010 – 276,500 million yen)
Despite Built for Sale Housing Business being in a temporary lull as it surveys the trends in fluctuation of land prices and prices in certain regional cities undergoing an adjustment phase, the Business is expected to get back on its recovery path in the future.
By promoting specialization in the Built for Sale Housing Business, we intend to conduct thorough market research, improve the turnover on our assets and strive for further business expansion.
The above-mentioned mid-price range products are expected to be most effective in the regional cities, where the economic foundations are relatively weak.

Condominiums Business (Target net sales in Fiscal 2010 – 88,000 million yen)
We have always basically limited our Condominiums Business to the large metropolitan areas and have consistently conducted thorough prior research into condominium locations.
Moreover, we have established a high-end image through our brand name, "Grand Maison." Consequently, in order to further upgrade our brand image, we plan to incorporate into our condominiums exterior designs that add greater value and promote our business under an even wider-ranging concept, including improvement of the surrounding areas.

Urban Redevelopment Business (Target net sales in Fiscal 2010 - 85,500 million yen)
We intend to actively promote our Urban Redevelopment Business, but with a certain amount of caution.
As the development stage for urban redevelopment projects tend to be long-term, the resulting sales are not necessarily reflected in the closing of each period on a regular basis. In terms of the new medium-term management plan, the coming year, FY 2009 (year ending January 31, 2010), will be an in-between season; thus, sales and profits are expected to decrease. However, from FY 2010 onward, we are projecting a return to operating incomes of 30 billion yen or more.
In the Urban Redevelopment Business, the Company assumes that projects with high added value will basically be resold once they are completed.
By utilizing our urban redevelopment know-how, which has been accumulated in the twenty years since we first embarked on the Rokko Island City Development, we intend to incorporate into our activities new concepts such as that of a timeless sustainable society and those involving environmental issues, and to continue our efforts for business expansion.

Real Estate for Leasing Business (Target net sales in Fiscal 2010 - 400,000 million yen)
Thanks to the strong performance of our rental housing line (*Sha-Maison*) in our Built to Order Housing Business, our Real Estate for Leasing Business anticipates increases in the number of block leasing units for the Sekiwa Real Estate Group. By taking full advantage of the effects of added volume, continued steady growth is expected.

Other Businesses (Target net sales in Fiscal 2010 - 180,000 million yen)

In our house remodeling business, we were ahead of the government's policies in actively promoting home improvements to fit next-generation, energy-efficient specifications. As this is the year in which Japan will host the environment summit, the Company anticipates even greater budgetary measures from the government.

In light of the over 1.9 million units of existing stock constructed by the Company, we intend to actively shift more personnel to these peripheral businesses, which will also help to improve CS and contribute to greater efforts in the expansion of our operations.

Our RC Contracts business will continue to offer wide-ranging proposals to corporations and individuals who own idle land and, by maintaining close ties with the Built to Order Housing business, will endeavor to provide timely sales activities for all types of customers.

Our exterior business, based on our gardening concept, the "*Gohon no ki Project*," intends to contribute to customer education to the end of creating a bountiful living environment that allows for coexistence of man and nature, and to make greater efforts for expansion of our operations.

Enhanced awareness of the environment, as well as the increase in the number of orders received for built to order housing, are expected to drive the exterior business.

Regarding Expansion into New Businesses

The Company, in anticipation of its 50th Anniversary, is looking toward expanding all areas of its operations. In due course, we intend to look overseas market as well to generate next-generation profits.

Financial Strategies

Although it is our intention to continue to actively acquire real estate for sale in order to expand our operations, we will also focus on optimizing asset efficiency and improving inventory turnover, while maintaining leverage in our urban redevelopment business, and we will make further improvements to our planned targets in order to achieve 10% or above in both ROA and ROE.

Profit Distribution Policy

For this fiscal year, we have set 24 yen per share as a stable annual dividend to our shareholders. We will, however, take into consideration the overall condition and profitability of the Company, as well as the capital requirements for expansion and, in time, aim for increased dividend payments with an eventual dividend payout ratio target of 30% or higher.

The Company will implement measures to improve asset efficiency, including disposal of treasury stocks, and will make every effort to increase shareholder returns.

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Corporate Communications Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3369
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

SEKISUI HOUSE, LTD.

Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House, Ltd.
(Registrant)

March 3, 2008

By: Yoshiro Kubota

Yoshiro Kubota
Director & Senior Managing Officer

END

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111. Fax:81-6-6440-3331